Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ZINK ACQUISITION HOLDINGS INC.,

ZINK ACQUISITION MERGER SUB INC.

and

MATERIAL SCIENCES CORPORATION

Dated as of January 8, 2014

i

4.12	Anti-Takeover Laws	53

4.13	Financing	53

4.14	Litigation	57

4.15	Rule 16b-3	57

4.16	Notification of Certain Matters	57

4.17	Confidentiality	58

4.18	Forum Selection Bylaw	58

Article V	Conditions	58

5.1	Conditions to Each Party’s Obligation to Effect the Merger	58

5.2	Conditions to Obligations of Parent and Merger Sub	59

5.3	Conditions to Obligation of the Company	59

Article VI	Termination	60

6.1	Termination by Mutual Consent	60

6.2	Termination by Either the Company or Parent	60

6.3	Termination by the Company	60

6.4	Termination by Parent	61

6.5	Effect of Termination	62

6.6	Damages Limitation	65

Article VII	Miscellaneous and General	65

7.1	Survival	65

7.2	Amendment	65

7.3	Extension; Waiver	65

7.4	Counterparts	66

7.5	Governing Law	66

7.6	Consent to Jurisdiction	66

7.7	WAIVER OF JURY TRIAL	66

7.8	Remedies; Specific Performance	67

7.9	Notices	68

7.10	Entire Agreement	69

7.11	No Third Party Beneficiaries	69

7.12	Obligations of the Company and the Surviving Corporation	70

7.13	Severability	70

7.14	Assignment	70

ii

EXHIBIT A	FORM OF VOTING AGREEMENT

EXHIBIT B	FORM OF SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 8, 2014 by and among Zink Acquisition Holdings Inc., a Delaware corporation (“Parent”), Zink Acquisition Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Material Sciences Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, each of Frank L. Hohmann III (“Hohmann”) and Privet Fund LP and Privet Fund Management LLC (collectively, “Privet”) is entering into a voting agreement with Parent, in the form attached hereto as Exhibit A (each a “Voting Agreement” and, collectively, the “Voting Agreements”), pursuant to which, among other things, and subject to the terms and conditions contained therein, each of Hohmann and Privet has agreed to vote the Common Shares beneficially owned by him or it, as applicable, in favor of the Merger, this Agreement and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, New Star Metals Inc., a Delaware corporation (“New Star”), and Insight Equity II LP, a Delaware limited partnership (“Insight Equity” and each of New Star and Insight Equity, a “Guarantor” and collectively, the “Guarantors”), have jointly and severally provided a limited guaranty in favor of the Company (the “Limited Guaranty”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and material inducement to the willingness of the Company to enter into this Agreement, (i) New Star has agreed to make a cash investment in Parent and (ii) Insight Equity has agreed to make a cash investment in New Star (the financing pursuant to clauses (i) and (ii), the “Equity Financing” with New Star and Insight Equity in such capacity, collectively, the “Equity Provider”), in each case subject to the terms and conditions of an equity commitment letter (collectively, the “Equity Financing Commitment”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article I

DEFINITIONS; INTERPRETATION; CONSTRUCTION

1.1 Definitions.

(a) For purposes of this Agreement, each of the following terms has the meaning assigned to such term in this Section 1.1(a):

“Acceptable Confidentiality Agreement” means a customary agreement with respect to the confidentiality of material nonpublic information concerning the Company and its Subsidiaries that is either (i) in effect on the date hereof or (ii) executed and delivered after the date hereof and, in each case, does not prohibit compliance by the Company with any of the provisions of Section 4.2 and contains terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group,” within the meaning of Section 13(d) of the Exchange Act, directly or indirectly, of twenty percent (20%) or more of the Common Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group,” within the meaning of Section 13(d) of the Exchange Act, that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning twenty percent (20%) or more of the Common Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination or other similar transaction involving the Company, pursuant to which the stockholders of the Company immediately preceding such merger, consolidation, business combination or other similar transaction own less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such merger, consolidation, business combination or other similar transaction; or (iii) a sale, transfer, acquisition or disposition, directly or indirectly, of twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, measured by the fair market value thereof.

“Affiliate” means, when used with respect to any Person, any other Person that is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Book-Entry Shares” means the Common Shares held in the Direct Registration System.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in Chicago, Illinois.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means a change, event, circumstance or occurrence that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business, operations, assets, results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no changes, events, circumstances or occurrences, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes generally affecting the economy, credit, securities, or financial markets or political conditions in the United States or elsewhere in the world, including any suspension of trading in securities generally on any securities exchange or over-the-counter market and changes in interest rates, exchange rates, stock, bond and/or debt prices; (ii) changes that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism; (iii) epidemics, pandemics, earthquakes, tsunamis, hurricanes, tornadoes, floods, mudslides, wild fires or other natural disasters, or weather conditions; (iv) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (v) changes or prospective changes in any Law, GAAP or rules and policies of the Public Company Accounting Oversight Board or interpretation or enforcement thereof after the date hereof; (vi) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues, earnings or other financial performance or results of operations for any period (it being understood that the exception in this clause shall not prevent or otherwise affect a determination that any change, event, circumstance or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect); (vii) any actions taken or failure to take action, in each case, to which Parent has approved, consented to or requested in writing, or the failure to take any action that is prohibited by this Agreement; (viii) any decline in the price or trading volume of the Common Shares on NASDAQ (it being understood that the exception in this clause shall not prevent or otherwise affect a determination that any change, event, circumstance or occurrence underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect); and (ix) changes attributable to any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, or employees arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing; provided, further, that any change, event, circumstance or occurrence referred to in clause (i), (ii), (iii), (iv) or (v) may be taken into account in determining whether there has been a Company Material Adverse Effect if and to the extent such change, event, circumstance or occurrence has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company Restricted Stock” means any Common Share that is subject to restrictions on transfer and/or forfeiture granted pursuant a Stock Plan.

“Company Stock-Based Award” means each right of any kind, contingent or accrued, to receive Common Shares or benefits measured in whole or in part by the value of a number of Common Shares issued under a Stock Plan or the Stock Purchase Plan (including performance shares, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company), other than Company Options and Company Restricted Stock.

“Contract” means a written or oral agreement, lease, license, contract, note, bond, mortgage, indenture, commitment, arrangement, understanding, permit or other instrument or obligation.

“Controlled Group” means any trade or business (whether or not incorporated) (a) under common control (within the meaning of Section 4001(b)(1) of ERISA) with the Company or (b) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Copyrights” means all published and unpublished works of authorship (including designs and computer software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Direct Registration System” means the service of The Depository Trust Company that provides for electronic direct registration of securities in an investor’s name on the books for the transfer agent or issuer, and allows securities to be transferred between a transfer agent and broker electronically.

“Debt Financing Sources” means the Persons that have agreed to provide the Debt Financing pursuant to the Debt Financing Commitments.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Employee” means a current or former employee or officer of the Company or any of its Subsidiaries.

“Environmental Law” means any Law regulating, relating to or imposing liability, standards or obligations of conduct concerning any (i) pollution, natural resources, or protection of human health, occupational safety or the Environment; (ii) Release of Hazardous Materials; or (iii) the manufacture, use, generation, storage, burial, transportation, treatment, disposal or other dealing with or exposure to Hazardous Materials, with, in all cases, any amendment or reauthorization thereto or thereof, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq.; the Endangered Species Act of 1973 (16 U.S.C. 1531 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §§ 11001 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); and the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.), with any amendments or reauthorization thereto or thereof, and any and all regulations promulgated thereunder, and all analogous state and local counterparts or equivalents.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Party” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the expiration of the Go-Shop Period constitute at least 65% of the equity financing of such group at all times following the expiration of the Go-Shop Period and prior to the termination of this Agreement) from which the Company received during the Go-Shop Period a written Acquisition Proposal that: (i) remains pending as of, and shall not have been withdrawn prior to, the expiration of the Go-Shop Period; and (ii) the Board of Directors of the Company determines in good faith during the two (2) Business Day period commencing upon the expiration of the Go-Shop Period, after consultation with the Company’s outside legal counsel and independent financial advisor, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, however, that a Person that is an Excluded Party shall cease to be an Excluded Party upon the withdrawal, termination or expiration of such Acquisition Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented). Notwithstanding anything contained in this definition to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement upon the earlier of (A) the Excluded Party End Date and (B) immediately at such time as such Acquisition Proposal made by such party is withdrawn, terminated or expires.

“Financing Sources” means the Debt Financing Sources and the Equity Provider.

“Hazardous Material” means any (i) chemical waste, substance or material (whether solid, liquid or gas) designated, listed, defined, or classified by an Environmental Law as a “pollutant,” “contaminant,” “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “hazardous constituent,” “special waste,” “toxic substance,” “toxin,” “radioactive,” “dangerous,” “ignitable,” “corrosive,” reactive,” or “hazardous”; or (ii) petroleum or petroleum product (including waste or used oil, gasoline, heating oil, kerosene and any other petroleum products or substances or materials derived from or commingled with any petroleum products), off-specification commercial chemical product, solid waste, radioactive materials, infectious medical waste, toxic mold or asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and radon gas.

“Indebtedness” means, with respect to a Person, without duplication, all obligations and liabilities on a consolidated basis for (a) indebtedness for borrowed money of any kind or nature, including funded and unfunded debt, and any non-contingent obligations under hedging agreements or arrangements, regardless of whether evidenced by any note, debenture, bond or other instrument, including indebtedness for borrowed money; (b) other indebtedness that is evidenced by a note, bond or debenture; (c) all obligations to pay the deferred purchase price of property or services (other than current unsecured trade accounts payable which arise in the ordinary course of business and that are not overdue more than six (6) months unless the same are being contested in good faith); (d) all obligations to acquire or for the acquisition of any fixed asset, including capitalized lease obligations, or improvements which are payable over a period longer than one year, regardless of the term thereof; (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right to be secured by) a Lien on any asset of the Person whether or not the indebtedness is assumed; (g) all obligations in respect of letters of credit, bankers acceptances, surety bonds or similar instruments issued or accepted by banks or other financial institutions for the account of the Person; (h) any other obligation for borrowed money which in accordance with GAAP should be shown as a liability on the Company Balance Sheet, (i) any guaranty of the type of obligations described in (a)-(h) above; and (j) all accrued interest, fees, premiums, penalties and/or other amounts due in respect of any of the foregoing.

“Intellectual Property” means (i) Trademarks, (ii) Patents, (iii) Trade Secrets, (iv) Copyrights, (v) software, and (vi) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“Intervening Event” means any material event, fact or circumstance that affects the Company and its Subsidiaries, taken as a whole, that was not known prior to the date hereof that becomes known by the Board of Directors of the Company after the date hereof; provided that none of the following shall be deemed (either alone or in combination) to constitute, or be taken into account in determining whether there has been or would be, an Intervening Event: (a) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (b) any changes, effects, developments or events generally affecting the industry in which the Company and its Subsidiaries operate, (c) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement (including positive changes in connection with customers, suppliers, employees or other business relationships), (d) any changes, effects, developments or events in the Company’s operations or financial results, including exceeding forecasts, budgets or financial projections or any increases in the trading price or volume of Common Shares (provided, however, the underlying causes giving rise to or contributing to any such increase shall not prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred, except to the extent such underlying causes are otherwise excluded pursuant to this definition), (e) acts of God, natural disasters, the engagement in, or cessation of, hostilities by the United States, or the occurrence or defeat of a military or terrorist attack in the United States, (f) any changes in Law or GAAP or any interpretation thereof, (g) any action or failure to act by the Company that is required by this Agreement or breach by any holder of Common Shares of his, her or its respective Voting Agreement, in each case above, no matter how material, or (h) any Acquisition Proposals or Superior Proposals.

“Knowledge of Parent” means the actual knowledge of Jack F. Waterstreet and Patrick J. Murley.

“Knowledge of the Company” means the actual knowledge of the persons listed on Section 1.1(a) of the Company Disclosure Letter.

“NASDAQ” means the NASDAQ Global Market.

“Patents” means patents and pending patent applications, invention disclosures and all renewals, reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof.

“Permitted Lien” means (a) Liens for Taxes, assessments and other charges of Governmental Entities not yet due and payable or being contested in good faith and for which adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business or by operation of Law for amounts not yet due and payable, (c) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation Laws relating to amounts not yet due and payable, (d) with respect to the Real Property (i) any conditions that are shown by a current title policy (excluding any monetary liens) or survey made available to or obtained by the Parent prior to the date of this Agreement, (ii) easements, encroachments, restrictions, rights-of-way and any other non-monetary title defects and (iii) zoning, building and other similar restrictions; provided, however, that none of the foregoing described in this clause (d) will, individually or in the aggregate, materially impair the continued use and operation of the Real Property to which they relate as presently conducted, (e) Liens the existence of which are reflected or disclosed in the Company Reports, and (f) any other Liens that do not materially impair the continued use and operation, as presently conducted, of the assets or properties to which they relate.

“Person” means any individual, corporation (including a not-for-profit corporation and/or professional corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Record Holder” means, with respect to any Common Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Common Shares.

“Regulation S-K” means Regulation S-K promulgated by the SEC.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injection, escaping, leaching, migrating, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Material or pollutant or contaminant).

“Representatives” means, with respect to a Person, the Affiliates of such Person, and the directors, officers, managers, members, shareholders, partners, employees, financial advisors, investment bankers, financing sources, consultants, attorneys, accountants and other advisors, agents and representatives of such Person and such Affiliates.

“Solvent” means, with respect to any Person as of any date of determination, that (i) the amount of the fair saleable value of the assets of such Person, as of such date, exceeds the sum of (A) the value of all liabilities of such Person, including a reasonable estimate of contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities)

as such debts become absolute and mature, (ii) such Person does not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged, (iii) such Person has the ability to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities, as they mature and (iv) such Person is not insolvent as defined in Section 101 of Title 11 of the United States Code. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “ability to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors (or other governing body performing similar functions as a Board of Directors) is directly or indirectly owned by such first Person.

“Superior Proposal” means a written Acquisition Proposal for an Acquisition Transaction (with the percentages set forth in the definition of such term changed from twenty percent (20%) or eighty percent (80%), as the case may be, to fifty percent (50%)) that the Board of Directors of the Company determines in good faith (after consultation with the Company’s outside legal counsel and independent financial advisor and considering such factors as the Board of Directors considers to be appropriate, including the likelihood of consummation and all legal, financial and regulatory aspects of such Acquisition Proposal, including the financing thereof and any conditions thereto), if consummated, would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such Acquisition Proposal and this Agreement, including any written proposal by Parent and Merger Sub to amend the terms of this Agreement and any break-up fees, expense reimbursement or similar provisions.

“Tax Returns” means any and all material returns, forms, declarations, claims for refund or information returns or statements, reports and forms relating to Taxes filed or required to be filed with any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any such Tax, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all federal, state, local and foreign income, profits, corporation, franchise, gross receipts, capital gains, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, workers’ compensation, alternative or add-on minimum, sales, use, property, withholding, excise, production, value added, ad valorem, margin, capital, transfer, estimated, occupancy and other taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges in the nature of a tax, together with all interest, penalties and additions imposed with respect thereto.

“Trademarks” means registered and unregistered trademarks, service marks, internet domain names, logos, trade dress, trade names and other indicia of origin, and all registrations and applications for registration for the foregoing, including all renewals of the same, and all goodwill associated therewith and symbolized thereby.

“Trade Secrets” means anything that would constitute a “trade secret” under applicable Law, including, without limitation (to the extent they would constitute a “trade secret” under applicable Law), ideas, formulas, compositions, know-how, undisclosed inventions (whether patentable or unpatentable), processes, procedures, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans, customer and supplier lists and information, databases and other proprietary information and rights.

“Treasury Regulations” means the regulations promulgated under the Code.

(b) For purposes of this Agreement, each of the terms set forth below has the meaning assigned to such term in the Section of this Agreement set forth opposite such term.

Term	Section in Agreement
2006 Plan	3.1(b)(ii)
2012 Plan	3.1(b)(ii)
Affected Employees	4.9(a)
Agreement	Preamble
Alternative Acquisition Agreement	4.2(b)
Alternative Financing	4.13(d)
Applicable Date	3.1(e)(i)
Baird	3.1(c)(iii)
Bankruptcy and Equity Exception	3.1(c)(i)
Benefit Plan	3.1(j)(i)
Bylaws	2.5
Certificate	2.8(a)
Certificate of Merger	2.3
Change of Recommendation	4.2(d)(ii)
Charter	2.4
Closing	2.2
Common Share	2.8(a)
Company	Preamble
Company Balance Sheet	3.1(h)(iii)
Company Disclosure Letter	3.1
Company Option	2.10(a)
Company Recommendation	3.1(c)(ii)
Company Reports	3.1(e)(i)
Company Requisite Vote	3.1(c)(i)
Company Systems	3.1(x)(iv)
Confidentiality Agreement	4.17
Current D&O Insurance Policies	4.11(b)
Debt Financing	3.2(e)(i)
Debt Financing Commitments	3.2(e)(i)
DGCL	2.1
Dissenting Shares	2.8(a)
Dissenting Stockholders	2.8(a)
Draft Financials	3.1(f)(ii)
Effective Time	2.3
End Date	6.2(a)
Equity Financing	Recitals
Equity Financing Commitment	Recitals
Equity Provider	Recitals
Exchange Act	3.1(d)(i)
Exchange Fund	2.9(a)
Excluded Party End Date	4.2(c)

Term	Section in Agreement
Excluded Shares	2.8(a)
Expense Reimbursement	6.5(b)(iv)
FCPA	3.1(k)(iii)
Financing	3.2(e)(i)
Financing Commitments	3.2(e)(i)
Financing Group	4.13(c)
GAAP	3.1(f)(i)
Go-Shop Period	4.2(a)
Governmental Entity	3.1(d)(i)
Guarantor	Recitals
Hohmann	Recitals
HSR Act	3.1(d)(i)
Improvements	3.1(r)(iv)
Indemnified Parties	4.11(a)
Insight Equity	Recitals
IT Contract	3.1(x)(iv)
IT Contract Supplier	3.1(x)(iv)
Joint Venture Contract	3.1(z)(iv)
Laws	3.1(k)(i)
Lease	3.1(r)(ii)
Leased Real Property	3.1(r)(ii)
Letter of Transmittal	2.9(b)
Licenses	3.1(k)(ii)
Lien	3.1(b)(iv)
Limited Guaranty	Recitals
Material Contract	3.1(i)
Merger	Recitals
Merger Sub	Preamble
New Star	Recitals
Option Consideration	2.10(a)
Order	5.1(c)
Owned Real Property	3.1(r)(i)
Parent	Preamble
Parent Fee	6.5(c)
Parent Welfare Benefit Plans	4.9(c)
Participating Preferred Shares	3.1(b)(i)
Paying Agent	2.9(a)
PBGC	3.1(j)(v)(B)
Pension Plan	3.1(j)(iv)
Per Share Merger Consideration	2.8(a)
Preferred Shares	3.1(b)(i)
Privet	Recitals
Productive Research	3.1(z)(ii)
Proxy Statement	4.3(a)
Real Property	3.1(r)(ii)
Registered Intellectual Property	3.1(p)(i)
Restricted Stock Consideration	2.10(b)
SEC	3.1
Securities Act	3.1(b)(iv)
Stock Plans	3.1(b)(ii)

Term	Section in Agreement
Stock Purchase Plan	2.10(c)
Stockholders Meeting	4.4
Surviving Corporation	2.1
Tekno Joint Venture	3.1(z)(i)
Termination Fee	6.5(b)(i)
Voting Agreement	Recitals

1.2 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect the meaning or interpretation of this Agreement.

(b) No summary of this Agreement prepared by a party hereto shall affect the meaning or interpretation of this Agreement.

(c) Where a reference in this Agreement is made to an Article, Section or Exhibit, such reference shall be to an Article or Section of or Exhibit to this Agreement, unless otherwise indicated.

(d) Where a reference in a Section of this Agreement is made to clause, such reference shall be to a clause of such Section, unless otherwise indicated.

(e) The words “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import when used in this Agreement shall, unless otherwise indicated, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless otherwise indicated.

(g) All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require.

(h) Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(i) A reference to any party to this Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns.

(j) A reference to any Law in this Agreement means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(k) All accounting terms used and not defined herein have the respective meanings given to them under GAAP.

(l) All references to “dollars” or “$” in this Agreement are to United States dollars.

(m) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(n) The phrase “made available” or any like phrase means that the document, information or Contract in question has been posted to the Intralinks “data room” managed by or on behalf of the Company or is available through EDGAR or is otherwise provided or delivered to Parent.

Article II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article II. The Merger shall have the effects provided in this Agreement or as otherwise specified in the DGCL.

2.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent or unless this Agreement has been terminated in accordance with its terms, the closing of the Merger (the “Closing”) shall take place at the offices of Hunton & Williams LLP, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75225, at 10:00 a.m. (Central Time) on the third (3rd) Business Day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).

2.3 Effective Time. Subject to the provisions of this Agreement, prior to the Closing, the Company and Parent will jointly prepare, and as soon as practicable following the Closing, the Company and Parent will cause to be filed with the office of the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated as a result of the Merger so as to read in its entirety as set forth in Exhibit B and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law.

2.5 Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated so as to read in their entirety as set forth on Exhibit C, and, as so amended, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law.

2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.8 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share of the common stock, par value $0.02 per share, of the Company (a “Common Share”) issued and outstanding immediately prior to the Effective Time (other than issued and outstanding Common Shares (i) that are owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent, (ii) that are owned by the Company as treasury stock or any direct or indirect wholly-owned Subsidiary of the Company, (iii) that are also shares of Company Restricted Stock, which are subject to Section 2.10(b) or (iv) that are owned by stockholders (“Dissenting Stockholders”) that have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Common Shares (the “Dissenting Shares,” and, together with the Common Shares referred to in the immediately preceding clauses (i), (ii) and (iii), the “Excluded Shares”) shall be automatically converted into the right to receive $12.75 per Common Share in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Common Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Common Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Common Share, without interest, in accordance with this Article II.

(b) Cancellation of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 2.9(f) and subject to the right of a holder of any shares of Company Restricted Stock that are not Dissenting Shares to receive the Restricted Stock Consideration therefor pursuant to Section 2.10(b).

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.9 Exchange of Certificates and Book-Entry Shares.

(a) Paying Agent. Immediately prior to, or at, the Effective Time, Parent shall deposit, or shall cause to be deposited, with a commercial bank or trust company mutually acceptable to Parent and the Company (the “Paying Agent”), for the benefit of the Record Holders of Common Shares (other than Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 2.8 (such cash amount, the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or fails to perfect or otherwise loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, (i) such Common Shares shall cease to be Excluded Shares and (ii) Parent shall make available, or cause to be made available, to the Paying Agent additional cash funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or failed to perfect or otherwise lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Per Share Merger Consideration.

(b) Exchange Procedures. Promptly (and in any event within three (3) Business Days) after the Effective Time, Parent shall cause the Paying Agent to mail to each Record Holder of Common Shares (other than Excluded Shares) (i) a letter of transmittal (“Letter of Transmittal”) specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.9(e)) to the Paying Agent, the Letter of Transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree prior to the Closing, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.9(e)) or Book-Entry Shares in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 2.8. If any Excluded Shares cease to be Excluded Shares pursuant to Section 2.9, the Surviving Corporation shall cause the Paying Agent promptly (and in any event within three (3) Business Days) after the date on which such Excluded Shares cease to be Excluded Shares to mail to the Record Holder of such Common Shares the Letter of Transmittal and instructions referred to in the immediately preceding sentence, with respect to such Common Shares. Upon delivery of such Letter of Transmittal by any Record Holder of Common Shares (other than Excluded Shares), duly completed and duly executed in accordance with its instructions, and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Common Shares (or affidavit of loss in lieu thereof as provided in Section 2.9(e)), or receipt by the Paying Agent of an “agent’s message” or other evidence of transfer of Book-Entry Shares as the Paying Agent may reasonably request, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 2.11) equal to the product of (x) the number of Common Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.9(e)) or Book-Entry Shares immediately prior to the Effective Time and (y) the Per Share Merger Consideration, and the Certificate so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates, affidavits of loss or Book-Entry Shares, as the case may be. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, payment to be delivered upon compliance with the procedures described above may be made to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) No Further Registration of Transfers. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 2.9(b), exchanged for the cash amount to which the Record Holder thereof is entitled pursuant to this Article II (less any required Tax withholdings as provided in Section 2.11), to be paid by check or wire transfer of immediately available funds to an account designated by such Record Holder.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Common Shares one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any Record Holder of Common Shares (other than Excluded Shares) that has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 2.8(a) (less any required Tax withholdings as provided in Section 2.11), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any holder of Common Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in the form and amount reasonably required by Parent as indemnity against any claim that may be made against it, the Paying Agent or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay to such Person by check or wire transfer of immediately available funds to an account designated by such Person an amount (less any required Tax withholdings as provided in Section 2.11) equal to the product of (i) the number of Common Shares represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration.

(f) Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, no Person that has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or failed to perfect or otherwise lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or failed to perfect or otherwise lost its right to, appraisal under the DGCL with respect to Dissenting Shares, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. If any Dissenting Stockholder effectively withdraws its demand for, or fails to perfect or otherwise loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, then the right of such Dissenting Stockholder to receive the payment provided by Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been automatically converted into, as of the Effective Time, and shall represent only, the right to receive the Per Share Merger Consideration, without interest, pursuant to the provisions of this Section 2.9. At the Effective Time, the Dissenting Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except such rights provided in this Section 2.9(f). The Company shall give Parent (i) prompt notice of any written demands for appraisal pursuant to Section 262 of the DGCL received by the Company prior to the Effective Time, any withdrawals of such demands and any other demands, notices or instruments delivered to the Company pursuant to Section 262 of the DGCL prior to the Effective Time that relate to such demands and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.10 Treatment of Outstanding Company Options and Company Restricted Stock Under Stock Plans; Suspension of Stock Purchase Plan.

(a) Company Options. Immediately prior to the Effective Time, or sooner as provided under the Stock Plans, each outstanding and unexercised option to purchase Common Shares issued under a Stock Plan (a “Company Option”), whether or not then vested or exercisable, shall become fully vested and exercisable and, at the Effective Time, each such Company Option not theretofore exercised shall be cancelled and shall only entitle the holder thereof to receive an amount (less any required Tax withholdings as provided in Section 2.11) in cash equal to the product of (i) the total number of Common Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Common Share under such Company Option (the “Option Consideration”), without interest. For the avoidance of doubt, in the event that the exercise price per Common Share of any Company Option is equal to or greater than the Per Share Merger Consideration, at the Effective Time, such Company Option shall be cancelled without any consideration being payable in respect thereof. Parent shall, or shall cause the Surviving Corporation to, pay to (or pay to the Surviving Corporation’s payroll provider for payment to) each holder of a Company Option the Option Consideration owed to such holder pursuant to this Section 2.10. Notwithstanding the above, Parent may require execution and delivery to the Company of a consent to cancellation in a form reasonably satisfactory to Parent and Company from any or all holders of Company Options as a condition to the payment of the Option Consideration to such holder.

(b) Company Restricted Stock. Immediately prior to the Effective Time, or sooner as provided under the Stock Plans, each outstanding share of Company Restricted Stock, whether or not then vested, shall become free of all restrictions, fully vested and transferable (subject to any required Tax withholdings as provided in Section 2.11) and, at the Effective Time, each such share of Company Restricted Stock shall be cancelled and shall only entitle the holder thereof to receive an amount (less any required Tax withholdings as provided in Section 2.11) in cash equal to the Per Share Merger Consideration (the “Restricted Stock Consideration”), without interest, subject, however, to any rights of the holder of such share of Restricted Stock pursuant to Section 2.9(f). Parent shall, or shall cause the Surviving Corporation to, pay to each holder of a share of Company Restricted Stock (other than a Dissenting Share) the Restricted Stock Consideration owed to such holder pursuant to this Section 2.10(b). If any shares of Company Restricted Stock that are also Dissenting Shares cease to be Dissenting Shares pursuant to Section 2.9(a), Parent shall, or shall cause the Surviving Corporation to, pay to the holder of such shares of Company Restricted Stock the Restricted Stock Consideration owed to such holder pursuant to this Section 2.10(b). Notwithstanding the above, Parent may require execution and delivery to the Company of a consent to cancellation in a form reasonably satisfactory to Parent and Company from any or all holders of Company Restricted Stock as a condition to the payment of the Consideration to such holder.

(c) Suspension of Stock Purchase Plan. The Company will take all action necessary to suspend or terminate the Material Sciences Corporation 2007 Employee Stock Purchase Plan (the “Stock Purchase Plan”), in accordance with the suspension and termination provisions of the Stock Purchase Plan, effective as of the end of the current purchase period, which such purchase period expires on February 28, 2014. Effective as of such suspension or termination, no additional purchase periods will commence, and no additional purchases of Common Shares shall be permitted, under the Stock Purchase Plan. Additionally, in the event that the Effective Time occurs prior to February 28, 2014, the Company shall use commercially reasonable best efforts to cause each individual who is participating in the current purchase period under the Stock Purchase Plan, to agree to terminate his/her participation effective immediately prior to the Effective Time and receive, as full consideration for the current purchase period, the amount that such participant would have received had such participant received the Common Shares issuable to such participant immediately prior to the Effective Time, less the amount of his/her credit in his/her purchase account.

(d) Corporate Actions.

(i) Prior to the Effective Time, if and as required by the applicable Stock Plan and/or Stock Purchase Plan, the Company shall; (A) provide notice to each holder of a Company Option or share of Company Restricted Stock describing the treatment of and payment for such Company Option or Company Restricted Stock under Section 2.10(a) or Section 2.10(b), as applicable; and (B) provide notice to each Stock Purchase Plan participant of the suspension or termination of the Stock Purchase Plan as provided under Section 2.10(c).

(ii) At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation, Organization and Corporate Governance Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and shall take such other appropriate actions (including obtaining any required consents) to implement the provisions of Section 2.10(a) and Section 2.10(b) and Section 2.10(c) and to terminate the Stock Plans at the Effective Time.

(iii) From and after the Effective Time, each Company Option and each Company Stock-Based Award shall no longer represent the right to acquire Common Shares. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to deliver Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Stock-Based Awards.

2.11 Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Common Shares, Company Options and Company Restricted Stock cancelled at the Effective Time such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Common Shares, Company Options or Company Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

2.12 Adjustments to Prevent Dilution. In the event that, after the date hereof and prior to the Effective Time, the Company changes the number of Common Shares or securities convertible or exchangeable into or exercisable for Common Shares issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction (whether in violation of or with the consent of Parent pursuant to Section 4.1(a)), the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

2.13 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub, the Company, Parent and Merger Sub shall, and shall be authorized to, cause their respective directors and officers to take all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in (i) the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof, in each case, only if and to the extent the relevance of the applicable disclosure in such Company Report to a representation or warranty in this Section 3.1 is reasonably apparent (but specifically excluding (x) any risk factor disclosures set forth under the heading “Risk Factors” and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking statements of risk), other than any matters required to be disclosed for the purposes of Section 3.1(b) (Capitalization) of this

Agreement, which matters shall be specifically disclosed in Section 3.1(b) of the Company Disclosure Letter, and not disclosed by reference to a Company Report), or (ii) the disclosure letter delivered to Parent by the Company simultaneously with entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except, with respect to clauses (ii) and (iii), where any such failure to be so qualified, in good standing or to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.1(a) of the Company Disclosure Letter contains a correct and complete list, as of the date hereof, of each Subsidiary of the Company, together with the jurisdiction of organization of each such Subsidiary, the authorized and issued capital stock or other equity interests of each such Subsidiary and the name of each holder thereof. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or equivalent governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect.

(b) Capitalization.

(i) The authorized capital stock of the Company consists of forty million (40,000,000) Common Shares, ten million (10,000,000) shares of preferred stock, par value $1.00 per share (the “Preferred Shares”) and one million (1,000,000) shares of Designated Series B Junior Participating Preferred Stock (the “Participating Preferred Shares”). As of the date hereof, (A) 10,328,012 Common Shares are issued and outstanding, (B) 8,824,172 Common Shares are held by the Company as treasury shares, (C) no Preferred Shares are issued and outstanding, and (D) no Participating Preferred Shares are issued and outstanding.

(ii) As of the date hereof, there are 2,063,109 Common Shares reserved for issuance under the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”) and no Common Shares reserved for issuance under the Company’s 2006 Long-Term Incentive Plan for Non-Employee Directors (the “2006 Plan” and, collectively with the 2012 Plan, the Company’s Amended and Restated 1992 Omnibus Awards Plan for Key Employees, the Company’s 2001 Compensation Plan for Non-Employee Directors and each other plan set forth in Section 3(b)(ii) of the Company Disclosure Letter, the “Stock Plans”). Additionally, as of the date hereof, there are 580,472 Common Shares reserved for issuance under the Stock Purchase Plan. Section 3.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list, as of the date hereof, of (A) all outstanding Company Options, indicating with respect to each such Company Option the name of the holder thereof, the Stock Plan under which such Company Option was issued, the number of Common Shares subject to such Company Option, the date of grant of such Company Option, the vesting schedule of such Company Option and the exercise price of such Company Option and (B) all outstanding awards of Company Restricted Stock, indicating with respect to each such award of Company Restricted Stock the name of the holder thereof, the Stock Plan under which such Company Restricted Stock was issued, the number of Common Shares subject to such award of Company Restricted Stock, the date of grant of such award of Company Restricted Stock and the vesting schedule of such award of Company Restricted Stock. For the purchase period ending March 1, 2014, the aggregate amount of contributions expected for all participants in the Stock Purchase Plan will not result in more than 2,000 Common Shares being purchased during such period. The Company has made available to Parent complete and correct copies of all Stock Plans, the forms of all stock option agreements evidencing Company Options and the forms of all agreements evidencing Company Restricted Stock and Company Stock-Based Awards.

(iii) All outstanding Common Shares are, and all Common Shares that may be issued pursuant to any Stock Plan prior to the Effective Time (all such Common Shares that have been issued pursuant to any Stock Plan are set forth in Section 3.1(b)(iii) of the Company Disclosure Letter) will be, when issued in accordance with the terms of the applicable Stock Plan, duly authorized, validly issued, fully paid and nonassessable.

(iv) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, mortgage, easement, claim, deed of trust, security agreement, attachment, levy, concession, restriction, covenant, conditional sale or title retention agreement, encroachment, title defect or other encumbrance (each, a “Lien”), except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) and other applicable securities Laws. Other than as set forth in Section 3.1(b)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity securities, or any securities or obligations convertible or exchangeable into or exercisable for capital stock or other equity securities, of any Person that is not a Subsidiary of the Company.

(v) Except (A) as set forth in this Section 3.1(b) and (B) as reserved for future grants under the Stock Plans, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of, or voting interests in, the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of, or voting interests in, the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(vi) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into, exchangeable for or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(vii) Other than the Stock Plans, the Company does not have any stock appreciation, phantom or other equity compensation arrangements measured by the value of the capital stock of the Company other than as set forth in Section 3.1(b)(vii) of the Company Disclosure Letter. Except for this Agreement and the Voting Agreements, neither the Company nor any of its Subsidiaries is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company. There are no registration rights by which the Company or any of its Subsidiaries is bound with respect to any equity security of any class of the Company or any of its Subsidiaries.

(viii) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or other equity securities of the Company or any of its Subsidiaries or to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary of the Company or any other Person for any purpose other than as provided in award agreements relating to Company Options or Company Restricted Stock as they relate to using Common Shares to pay the exercise price thereof or to pay required withholding of income Taxes.

(c) Corporate Authority; Approval and Fairness; Opinion of Financial Advisor.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to adoption of this Agreement by the holders of a majority of the outstanding Common Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Company Requisite Vote is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary to adopt this Agreement.

(ii) As of the date hereof, the Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote, (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (B) approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved to recommend adoption of this Agreement to the holders of Common Shares, and (C) directed that this Agreement be submitted to the holders of Common Shares for their adoption at a stockholders’ meeting duly called and held for such purpose (collectively, the “Company Recommendation”).

(iii) As of the date hereof, the Board of Directors of the Company has received the opinion of the Company’s financial advisor, Robert W. Baird & Co. (“Baird”), to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by the holders of Common Shares is fair, from a financial point of view, to such holders. An executed copy of such opinion will be delivered, solely for informational purposes, to Parent promptly after execution of this Agreement.

(d) Governmental Filings; No Violations.

(i) Except for: (A) the applicable requirements of the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”) and state securities or “blue sky” laws; (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other applicable Antitrust Law; (C) the applicable requirements of NASDAQ; and (D) the filing with the office of the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any domestic, foreign or supranational governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental or quasi-governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of the certificate of incorporation and bylaws or equivalent governing documents of the Company or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligation under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any Material Contract or (C) assuming compliance with the matters referred to in Section 3.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (B) and (C), for any such violation that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) Company Reports.

(i) The Company has filed or furnished, as applicable, on a timely basis all registration statements, forms, reports and other documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act on or after February 28, 2010 (the “Applicable Date”) (the registration statements, forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any schedules, exhibits and amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding and unresolved comments in comment letters received from the SEC or its staff with respect to any of the Company Reports. There has been no material correspondence between the SEC and the Company since the Applicable Date that is not available on EDGAR. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of (A) the Sarbanes-Oxley Act of 2002 and (B) the applicable listing and corporate governance rules and regulations of NASDAQ.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed, and to the Knowledge of the Company such disclosure controls and procedures are effective, to ensure that material information required to be disclosed by the Company is made known on a timely basis to the Chief Executive Officer or Chief Financial Officer of the Company. The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the Audit Committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iv) As of the date hereof, neither the Company nor any of its Subsidiaries has outstanding “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

(f) Financial Statements.

(i) Each of the consolidated financial statements, including any related notes and schedules, included in or incorporated by reference into the Company Reports, as amended prior to the date hereof, or, in the case of Company Reports filed after the date hereof, to be included in or incorporated by reference into the Company Reports, at the time filed, (1) was or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (2) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated (subject, in the case of unaudited interim financial statements for the periods ending after March 1, 2013, to notes and year-end adjustments, none of which were material or are reasonably expected to be material). No financial statements of any Person other than the Subsidiaries of the Company are, or have been, required by GAAP to be included in the consolidated financial statements of the Company. Neither the Company nor any of its Subsidiaries has any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K promulgated by the SEC).

(ii) The Company has made available to Parent a draft of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, including the draft financial statements required to be set forth therein (the “Draft Financials”). Subject to the qualifications set forth therein and any adjustments made prior to filing with the Company’s Quarterly Report on Form 10-Q, none of which are reasonably expected to be material individually or in the aggregate based on the Knowledge of the Company as of the date hereof, the Draft Financials were prepared in accordance with GAAP, and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of that date, and their consolidated results of operations and cash flows for the period then ended, except as may be noted therein.

(g) Absence of Certain Changes. Except in connection with this Agreement and the transactions contemplated hereby, since August 31, 2013, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices, (ii) as of the date of this Agreement, none of the Company or any of its Subsidiaries has taken any action that, had such action occurred after the date of this Agreement and prior to the Effective Time, would have required the approval of Parent under Section 4.1(a) and (iii) there has not occurred any Company Material Adverse Effect.

(h) Litigation and Liabilities.

(i) As of the date of this Agreement, (A) there is no investigation or review pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, and (B) there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the Knowledge of the Company, joint ventures, which, in each case, if adversely determined, would or could reasonably be expected to result in damages to the Company or any of its Subsidiaries in excess of $100,000 individually or $500,000 in the aggregate.

(ii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity imposed upon the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries has any liabilities, debts or obligations (accrued, unaccrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise, and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than liabilities, debts and obligations (A) reflected or reserved against in the Company’s consolidated balance sheet (and the related notes thereto) as of August 31, 2013 (the “Company Balance Sheet”), included in the Company Reports, (B) incurred in the ordinary course of business since August 31, 2013, (C) arising or incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) which have been or are permitted by this Agreement.

(i) Material Contracts. Except as filed with the Company Reports or as disclosed in Section 3.1(i) of the Company Disclosure Letter (other than those Material Contracts that are also Benefit Plans), none of the Company and its Subsidiaries is party to or bound by any Material Contract. For purposes of this Agreement, “Material Contract” means any of the types of Contracts hereafter listed in this Section 3.1(i) to which the Company or any of its Subsidiaries is a party or by which any of them are bound as of the date of this Agreement:

(i) any Contract (other than a Stock Plan) required to be listed as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K;

(ii) except for any purchase orders with customers or suppliers in the ordinary course of business (provided that if such purchase orders are pursuant to any “master” or overall agreement with any customer or supplier that such master or overall agreement shall be set forth in the Company Disclosure Letter), any Contract or group of related Contracts pursuant to which the Company or a Subsidiary of the Company paid, or was paid, or reasonably expect to pay, or be paid, in the aggregate during the Company’s current fiscal year, $500,000 or more, other than those that can be terminated by the Company or any Subsidiary on less than 90 days’ notice without payment by the Company or any Subsidiary in an amount in excess of $100,000;

(iii) any Contract that creates or governs a joint venture or partnership;

(iv) other than offer letters for officers and employees terminable at will and containing no current obligations of the Company or any of its Subsidiaries, (A) for or relating to the employment by the Company or any of its Subsidiaries of any director, officer or employee involving base salary in excess of $100,000 per annum or (B) any other type of Contract with any of the directors, officers or employees of the Company or any of its Subsidiaries that, in the case of this clause (B), cannot be terminated without the Company and its Subsidiaries incurring aggregate obligations and liabilities to any individual of $100,000 or more, including any Contract requiring the Company or any of its Subsidiaries to make aggregate payments of $100,000 or more to any individual director, officer or employee of the Company or any of its Subsidiaries, as a result of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(v) relating to outstanding Indebtedness of the Company or any of its Subsidiaries other than Indebtedness in respect of capital leases with annual obligations of greater than $50,000 individually or $250,000 in the aggregate, or intercompany Indebtedness;

(vi) that materially restricts the Company or any of its Subsidiaries from (A) engaging in any aspect of its business, (B) participating or competing in any line of business, market or geographic area or (C) freely setting prices for its products, services or technologies (including most favored customer pricing provisions);

(vii) that grants any material exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person;

(viii) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts evidencing equity awards under a Stock Plan;

(ix) to which or with respect to which any director, officer or Affiliate of the Company or any of its Subsidiaries is also a party, or that is a Contract between the Company or any of its Subsidiaries, on the one hand, and any Person beneficially owning 5% or more of the Company Common Stock (or any of such Person’s Affiliate’s), on the other hand, in each case other than any Contracts relating to any such Person’s employment by the Company or any of its Subsidiaries;

(x) any Contract relating to capital expenditures with a total consideration payable after the date hereof under any such agreement in excess of $250,000;

(xi) requiring that the Company or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement, or understanding relating to any Acquisition Proposal or similar transaction;

(xii) that is a Lease;

(xiii) are indemnification agreements with respect to any officer, director, employee or agent of the Company;

(xiv) constituting or incorporating any express warranty or product warranty by the Company or any of its Subsidiaries;

(xv) relating to any currency, interest rate, commodity or other hedging or forward purchasing activity;

(xvi) (A) imposing any confidentiality obligation on the Company or any of its Subsidiaries (other than customary confidentiality obligations of employees or customary confidential provisions contained in customer, supplier or vendor Contracts entered into in the ordinary course of business), or (B) contains any standstill agreement pursuant to which (x) the Company or any of its Subsidiaries has agreed not to acquire the assets or securities of another Person or (y) any Person has agreed not to acquire the assets or securities of the Company;

(xvii) (A) with any labor union or any collective bargaining agreement or similar Contract with its employees or (B) any employee leasing Contract (other than Contracts that provide for the hiring of employees on a temporary basis);

(xviii) that is required to be disclosed in the Company Reports pursuant to Section 404(a) of Regulation S-K; or

(xix) any other Contract, if a breach or termination of such Contract could reasonably be expected to have a Company Material Adverse Effect.

Each of the Material Contracts is valid and binding on the Company and/or each of its Subsidiaries that is a party thereto, as applicable (but, in each case subject solely to the Bankruptcy and Equity Exception) and, to the Knowledge of the Company, on each other party thereto and is in full force and effect. There is no material default under any Material Contract by the Company and/or any of its Subsidiaries that is a party thereto, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material default thereunder by the Company or any of its Subsidiaries that is a party thereto. As of the date of this Agreement, no counterparty to any Material Contract has, to the Knowledge of the Company, threatened in writing to or has notified the Company or any of its Subsidiaries in writing of any intention to, cancel any such Material Contract.

(j) Employee Benefits.

(i) Section 3.1(j) of the Company Disclosure Letter sets forth a list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other material severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing, perquisite, welfare, or deferred compensation plans, contracts, programs, funds or arrangements of any kind, and (iii) all other material employee benefit plans, contracts, programs, funds or arrangements, in each case, in respect of any current or former employees (including temporary employees) of the Company or its Subsidiaries, or the beneficiaries or dependents of such employees and former employees, that are sponsored or maintained by the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries has, or may have, any liability or obligation (all of the above being herein individually or collectively referred to as an “Benefit Plan” or “Benefit Plans,” respectively).

(ii) Each Benefit Plan has been maintained, operated and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable Laws, in each case except for such noncompliance that would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company, nor to the Knowledge of the Company, any other party, has engaged in any prohibited transaction or breach of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA, nor has any other event occurred with respect to any Benefit Plan, which transaction, breach or event would reasonably be expected to result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries.

(iii) In respect of each Benefit Plan intended to be qualified under Section 401(a) of the Code, the Company or one of its Subsidiaries has received a determination letter from the Internal Revenue Service, or is entitled to rely an opinion letter from the Internal Revenue Service, that such Benefit Plan is so qualified, and nothing has occurred since the date of such determination letter that would reasonably be expected to jeopardize the tax exempt status of any such Benefit Plan.

(iv) Other than as set forth in Section 3.1(j) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company nor any member of the Controlled Group currently has, or within the last six (6) years has, maintained or otherwise had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to Title IV of ERISA and the funding standards of Section 302 of ERISA or Section 412 of the Code (a “Pension Plan”), a “multiemployer plan” as defined in Sections 3(37) and 4001(a)(3) of ERISA or Section 414(f) of the Code, or a “multiple employer plan” as defined in Section 413(c) of the Code, or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(v) Other than as set forth in Section 3.1(j) of the Company Disclosure Letter, with respect to each Pension Plan:

(A) the minimum funding standard under Section 302 of ERISA and Section 412 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted;

(B) all amounts due to the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4007 of ERISA have been timely paid;

(C) no notice of intent to terminate any Pension Plan has been filed and no amendment to treat a Pension Plan as terminated has been adopted, and the PBGC has not instituted proceedings to treat any Pension Plan as terminated;

(D) no accumulated funding deficiency, whether or not waived, exists with respect to any Pension Plan;

(E) as of the date of this Agreement, no Pension Plan is considered to be in “at risk” status under Section 430 of the Code;

(F) neither the Company nor any Subsidiary has incurred or is expected to incur any liability or obligation to the PBGC or otherwise under Title IV of ERISA other than PBGC premiums which have been timely paid; and

(G) neither the Company nor any Subsidiary has any current or potential liability or obligation under Sections 4063 or 4064 of ERISA.

(vi) All contributions and payments to or with respect to each Benefit Plan have been made in material compliance with the terms of such Benefit Plan and applicable Law, and no Benefit Plan has unfunded accrued benefits that are not fully reflected in the Financial Statements as required by GAAP.

(vii) With respect to each group health plan benefiting any current or former employee of the Company or any member of the Controlled Group, the Company and each member of the Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Sections 601-608 of ERISA, as well as the portability, access, privacy and renewability provisions of Section 701 et. seq. of ERISA. Except as set forth on Section 3.1(j) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has any obligation or liability to any employee or former employee for any post-employment healthcare benefits, other than COBRA coverage mandated by Section 601 et. seq. of ERISA and Section 4980B of the Code.

(viii) Except as set forth in Section 3.1(j) of the Company Disclosure Letter, no amount or benefit that could be received as a result of, or in connection with, any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of the Company Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Benefit Plan would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), and no such payment or benefit to any disqualified individual or other officer or highly compensated employee will be non-deductible under Section 280G or 162(m) of the Code.

(ix) Except as set forth in Section 3.1(j) of the Company Disclosure Letter, and except as otherwise specifically contemplated in this Agreement, with respect to each current or former employee or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement, in and of itself, will not: (i) entitle any such person to severance pay, bonus amounts, change in control payments or benefits, retirement benefits, job security benefits or similar benefits, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such person or (iii) accelerate the vesting of any compensation or benefits of any such person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement).

(x) Except for premium increases in the ordinary course or as may be required by applicable Law, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, a Benefit Plan which would increase materially the expense of maintaining such Benefit Plan above the level of the expense incurred in respect thereof for the fiscal year ended February 28, 2013.

(xi) Except as set forth in Section 3.1(j) of the Company Disclosure Letter, other than the terms of any such Benefit Plan no condition exists that would prevent the Company from amending or terminating any Benefit Plan without liability, other than the obligation for ordinary benefits accrued prior to the amendment or termination of such plan.

(k) Compliance with Laws; Licenses; FCPA.

(i) The Company and each of its Subsidiaries are, and have been since February 28, 2010, in compliance in all material respects with and are not in violation of any federal, state, local or foreign statute, law, common law, constitution, treaty, convention, ordinance, code, rule, order, judgment, injunction, writ, decree, directive, regulation or similar requirement enacted, adopted, promulgated or applied by any Governmental Entity (collectively, “Laws”) that is binding upon or applicable to the Company and its Subsidiaries, with respect to the conduct of its business or the ownership or use of its properties or assets. Since February 28, 2010, none of the Company or any of its Subsidiaries has received any written notice alleging any material violation of Law or any written demand or request for documents or testimony from any Governmental Entity.

(ii) The Company and its Subsidiaries have obtained and are in compliance in all material respects with all permits, licenses, certifications, accreditations, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct their businesses as presently conducted. The Company and its Subsidiaries, as applicable, are in compliance in all material respects with the terms of the Licenses and all such Licenses are currently in full force and effect and all applications for the renewal of such Licenses have been duly filed on a timely basis with the appropriate Governmental Entity.

(iii) None of the Company, any of its Subsidiaries, or any directors, officers, managers, or employees of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, agents or other representatives of the Company or any of its Subsidiaries, has directly or indirectly, in violation of any Applicable Law (including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have at all times since February 28, 2010 conducted their respective businesses in compliance in all material respects with the FCPA (including the recordkeeping provisions of the FCPA) and all similar Laws, domestic and foreign, and the Company and each of its Subsidiaries have instituted and maintained policies, procedures, and controls designed to ensure continued compliance therewith and with all similar Laws.

(l) Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(j), the Board of Directors of the Company has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL, or any other applicable “fair price,” “moratorium,” “control share acquisition” or antitakeover statute, applicable to a “business combination,” within the meaning of Section 203 of the DGCL, shall not apply to the execution, delivery or performance of this Agreement, the consummation of the Merger or the other transactions contemplated by this Agreement. The Company does not have in effect any stockholder rights plan or “poison pill.”

(m) Environmental Matters.

(i) There is no asbestos or asbestos-containing materials existing within any building, structure or other form of improvement on the Real Property in a condition that requires removal or encapsulation pursuant to any Environmental Law.

(ii) The Company and its Subsidiaries are, and since February 28, 2009 have been, in compliance in all material respects with all applicable Environmental Laws.

(iii) There has been no material Release of any Hazardous Material at the Real Property or, to the Knowledge of the Company, at any other property previously owned, used or operated by the Company or any of its Subsidiaries that currently gives rise to, or could reasonably be expected to give rise to, material liabilities or obligations under any Environmental Law.

(iv) Except as has been fully resolved prior to the date of this Agreement, none of the Company or its Subsidiaries has (i) entered into or been subject to any consent decree, compliance order or administrative order pursuant to any Environmental Law, (ii) received written notice under the citizen suit provisions of any Environmental Law, (iii) received any written notice of violation, demand letter, or complaint or claim with respect to any Environmental Law, or (iv) been subject to or threatened in writing with any governmental or citizen enforcement action with respect to any Environmental Law and, with respect to provisions (i) through (iv), to the Knowledge of the Company, there are no such consent decrees, orders, notices, demand letters, complaints or claims threatened in writing.

(v) The Company and its Subsidiaries each holds, and has obtained in a timely manner, all material Licenses required under any Environmental Law that are necessary for the Company’s and its Subsidiaries’ activities and operations as currently conducted.

(vi) (i) Each License required for the operation of the Company’s business as currently conducted is currently in full force and effect; (ii) the Company and its Subsidiaries are each in compliance in all material respects with the terms and conditions of each such License (including, without limitation, any plans, reporting, documentation and sampling required thereunder); and (iii) all applications for the renewal of such Licenses have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings and reports required to have been made with respect to such Licenses have been duly made on a timely basis with the appropriate Governmental Entity.

(vii) To the Knowledge of the Company, there has not been at any time any (i) off-site shipment of any Hazardous Materials by the Company or any of its Subsidiaries that currently gives rise to, or could reasonably be expected to give rise to, material liabilities or obligations under any Environmental Law or (ii) land fill, underground or aboveground storage tanks, underground piping, surface impoundments, disposal areas or friable asbestos material on, under, at or in any way affecting any Real Property or any real property previously owned, leased or operated by any of the Company or any of its Subsidiaries that currently gives rise to, or could reasonably be expected to give rise to, material liabilities or obligations under any Environmental Law.

(viii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed by contract, agreement (including any administrative order, consent agreement, lease or sale-leaseback) or operation of law, or otherwise agreed to (i) indemnify or hold harmless any other Person for any violation of Environmental Law or any obligation or liability arising thereunder, or (ii) assume any liability for any Release of any Hazardous Materials, conduct any removal or remedial action with regard to any Release of any Hazardous Materials or implement any institutional controls (including any deed restrictions) that the Company is currently responsible to implement or maintain regarding any existing Hazardous Materials, and to the extent that it is subject to any such agreement set forth in clauses (i) or (ii) of this Section 3.1(m), it has no outstanding obligations.

(ix) To the Knowledge of the Company, none of the Company or its Subsidiaries has given any release or waiver of liability that would waive or impair any claim, demand, or action related to any Release of any Hazardous Materials in, on, under, to or from any real property against a previous owner or operator of any real property or against any other Person who may be potentially responsible for such Release.

(x) The Company and its Subsidiaries have delivered to the Parent, to the extent in the possession or control of the Company or a Subsidiary of the Company, complete copies and results of all environmental reports (including Phase I and Phase II environmental site assessments and letter reports) and audits, regardless of whether such documents are in draft or final form, that both (i) relate to real property or business of the Company and its Subsidiaries and (ii) address any environmental, health and safety matters or liabilities, including those arising under any Environmental Laws or relating to the use, generation, storage, treatment, transportation, manufacture, refinement, handling, production, or Release of any Hazardous Materials.

(n) Taxes.

(i) Except as set forth on Section 3.1(n) of the Company Disclosure Letter,

(A) neither the Company nor any Subsidiary of the Company (i) has ever filed a consolidated Federal Income Tax Return or a consolidated, unitary or combined State Income Tax Return, or been included in any such Tax Return filed by another entity (except for the affiliated group, within the meaning of Section 1504(a) of the Code, of which the Company is the common parent) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or by Contract;

(B) each of the Company and its Subsidiaries has timely filed (taking into account all applicable extensions) all material Tax Returns required to have been filed by or for it, and all information set forth in such Tax Returns is correct and complete in all material respects;

(C) each of the Company and its Subsidiaries has paid all Taxes due and payable by it (whether or not shown on any Tax Returns), except to the extent disputed in good faith and by appropriate proceedings;

(D) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any Subsidiary of the Company;

(E) each of the Company and its Subsidiaries has received all required Forms W-9 and has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms 1099 required with respect thereto have been properly completed and timely filed;

(F) neither the Company nor any Subsidiary of the Company has granted (nor is it subject to) any waiver currently in effect of the period of limitations for the assessment or collection of Tax;

(G) neither the Company nor any Subsidiary of the Company has received written notice from any Governmental Entity (i) asserting any unpaid Tax deficiency against or with respect to the Company or any Company Subsidiary which has not been paid or resolved, or (ii) of any pending examination, administrative or judicial proceeding, or deficiency or refund litigation, with respect to any Taxes of the Company or any Company Subsidiary or for which the Company or any Company Subsidiary may be liable;

(H) no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction;

(I) neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(1) adjustment pursuant to Section 481 of the Code or the regulations thereunder (or any similar provision of state, local or foreign Law) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date;

(2) installment sale or open transaction completed on or prior to the Closing Date (including any corresponding provision under foreign Tax Law;

(3) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; or

(4) prepaid amount (including any corresponding provisions of foreign Tax Law) received on or prior to the Closing Date;

(J) since February 28, 2010, neither the Company nor any Subsidiary of the Company has distributed to its stockholders or security holders stock or securities of a controlled corporation in a transaction to which Section 355(a) of the Code applies, nor has any stock or securities of the Company or any Subsidiary of the Company been distributed in such a transaction;

(K) neither the Company nor any Subsidiary of the Company is a party to, or obligated under, any Tax sharing, Tax allocation, or Tax indemnity agreement;

(L) neither the Company nor any Subsidiary of the Company has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any predecessor regulation, and the Company and each Subsidiary of the Company has properly disclosed in its Federal Income Tax Returns all “reportable transactions” within the meaning of Treasury Regulations § 1.6011-4(b)(1), any predecessor regulation, or any similar provision of state or foreign Law;

(M) neither the Company nor any Subsidiary of the Company has made or entered into, and does not hold any asset subject to, a consent filed pursuant to former Section 341(f) of the Code and the regulations thereunder or a “safe harbor lease” subject to former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the regulations thereunder, nor does the Company or any Subsidiary of the Company hold any asset that is “tax-exempt use property “ within the meaning of Section 168(h) of the Code or “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code;

(N) except as reserved for in the Company’s consolidated financial statements, the income Tax Returns of the Company and any Subsidiary of the Company, copies of which have been provided to Parent, accurately set forth the amounts of all losses and Tax credits available to be carried forward, and none of such losses is subject to any limitation under Section 382 or 383 of the Code or any other provision of Law;

(O) Each foreign Subsidiary of the Company has been treated as a controlled foreign corporation for federal income Tax purposes under Section 957 of the Code;

(P) Each foreign Subsidiary of the Company has been resident for tax purposes in the jurisdiction of its organization and nowhere else at all times for the past three years and will be so resident at the Closing and none has, or has had, a branch, agency, or permanent establishment in any country other than that of its incorporation during the past three years; and

(Q) no material adjustments have been required to be made by the Company or any Subsidiary of the Company with respect to transfer pricing.

(o) Personnel.

(i) Other than as set forth on Section 3.1(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or subject to any collective bargaining agreements. Since February 28, 2010, neither the Company nor any of its Subsidiaries have experienced any strike, picketing, boycott, walkout, work stoppage or slowdown or other similar labor dispute, nor to the Knowledge of the Company, is any such event threatened against the Company or any of its Subsidiaries. To the Knowledge of the Company, there is not, nor has there been since February 28,

2010, (A) a threatened or existing union representation petition or written demand for recognition of a labor union pertaining to the Company’s or any of its Subsidiaries’ employees or (B) any union campaign conducted to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to the Company’s or the Company Subsidiaries’ employees. Other than as set forth on Section 3.1(o) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to its current or former employees, officers, directors or employment practices. Since February 28, 2010, the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to labor and employment, including provisions thereof relating to wages, hours, health and safety, equal opportunity, discrimination, compensation, employee benefits, proper classification of workers, contracting and subcontracting, immigration, workers’ compensation, union recognition/collective bargaining and the payment of social security, employment insurance and wage, payroll and other Taxes. The Company and its Subsidiaries, as applicable, have, since February 28, 2010, complied in all respects with the terms of all consultant and independent contractor agreements to which the Company and/or any of its Subsidiaries is a party, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.1(o) of the Company Disclosure Letter, there is no pending or, to the Knowledge of the Company, threatened charge, complaint, claim, action, lawsuit, governmental investigation or audit alleging any violation of any applicable Law relating to labor and employment, including claims of unfair labor practice, employment discrimination, retaliation, wage and hour violations, unpaid compensation, misclassification of workers, wrongful termination or similar matters against the Company or its Subsidiaries relating to employment, in each case that would reasonably be expected to result in a material liability to the Company or any Subsidiary of the Company.

(ii) Section 3.1(o) of the Company Disclosure Letter contains a correct and complete list as of the date of this Agreement of all employees of the Company and its Subsidiaries whose annual rate of base compensation exceeds $100,000, along with the position, annual rate of base compensation and annual bonus opportunity, of each such person.

(iii) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in material violation of any employment Contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with such employee’s former employer where the basis of such violation relates to such employee’s employment with the Company or any of its Subsidiaries or actions undertaken by the employee while employed with the Company or any of its Subsidiaries.

(p) Intellectual Property.

(i) Section 3.1(p) of the Company Disclosure Letter contains a correct and complete list of (A) all Trademark registrations and registration applications, Copyright registrations and registration applications, Patents and internet domain name registrations owned by the Company or any of its Subsidiaries as of the date hereof that are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar (collectively, the “Registered Intellectual Property”) and (B) all Contracts pursuant to which any Intellectual Property that is material to the business of the Company and its Subsidiaries is licensed to the Company or a Subsidiary of the Company, excluding any such Contracts for readily available “off the shelf” or open source software and any non-disclosure agreements entered into in the ordinary course of business. All Registered Intellectual Property is subsisting and, to the Knowledge of the Company, is valid and enforceable, and the Company and its Subsidiaries have taken commercially reasonable measures to maintain its enforceability to the extent it is material to the business of the Company and its Subsidiaries. All Registered Intellectual Property registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar in the United States is owned free and clear of any Liens (other than Permitted Liens).

(ii) The Company and its Subsidiaries own, free and clear of any Liens (other than Permitted Liens), or otherwise possess the right to use, all Intellectual Property that is necessary for the conduct of their businesses as of the date of this Agreement. Since February 28, 2010, no written claim by any third party has been delivered to the Company or a Subsidiary of the Company contesting the validity, enforceability or ownership of the Registered Intellectual Property, nor, to the Knowledge of the Company, is any such claim threatened. Since February 28, 2010, neither the Company nor any of its Subsidiaries has received written notice from any third party alleging that the Company or any of its Subsidiaries has infringed or otherwise violated any Intellectual Property rights of any third party or offering to grant a license to such third party Intellectual Property rights (that were the subject of such an allegation), which is material to the business of the Company and its Subsidiaries. To the Knowledge of the Company, no Person is infringing upon or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries, which is material to the Company and its Subsidiaries taken as a whole. Since February 28, 2010, neither the Company nor any of its Subsidiaries has given written notice to any third party alleging that such third party has infringed or otherwise violated any material Intellectual Property rights of the Company or any of its Subsidiaries or offering to grant a license to any Intellectual Property rights that were the subject of such an allegation. To the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as of the date of this Agreement does not infringe upon or otherwise violate, and, within the applicable statute of limitations periods, has not infringed upon or otherwise violated, any Intellectual Property owned by a third party.

(iii) To the Knowledge of the Company, the Intellectual Property that is the subject of the Exclusive License Agreement dated August 15, 2013 between the Company and Productive Research is licensed to the Company free and clear of any other obligations (other than those set forth in the applicable Contracts between the Company and Productive Research) or Liens (other than Permitted Liens) and has not been licensed by Productive Research to any other Person.

(q) Insurance. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all material insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect (except for Insurance Policies that have expired under their terms in the ordinary course and have been replaced by insurance policies with substantially similar coverage), (ii) neither the Company nor any Subsidiary of the Company, is in breach or default under an Insurance Policy and (iii) to the Knowledge of the Company, no written notice of cancellation or modification of any Insurance Policy has been received other than in connection with ordinary renewals.

(r) Real Property.

(i) With respect to the real property owned by the Company or its Subsidiaries, including, without limitation, all material improvements and fixtures located thereon and all material easements, rights-of-way and other appurtenances relating thereto (the “Owned Real Property”), the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens). A true and complete list of all Owned Real Property is set forth in Section 3.1(r)(i) of the Company Disclosure Letter. With respect to each Owned Real Property: (A) there are no pending or, to the Knowledge of the Company, threatened condemnation or expropriation proceedings (or negotiations regarding transfers in lieu thereof) relating to any of the Owned Real Property or any material portion thereof, or other proceedings affecting materially and adversely the current use or occupancy thereof, or, with respect to the Owned Real Property in Elk Grove, Illinois and Buchenau, Germany, the value thereof; (B) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties (other than the Company’s Subsidiaries) the right of use or occupancy of any material portion of the Owned Real Property; and (C) there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.

(ii) With respect to the real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), the lease, sublease or license (collectively, a “Lease” or the “Leases”) for such property is legal, valid, binding and enforceable on the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto, and in full force and effect, subject in each case to the Bankruptcy and Equity Exception, and none of the Company or any of its Subsidiaries is in breach of or default under such Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach of or default by any of the Company or its Subsidiaries under such Lease, where such breach or default would reasonably be expected to result in the termination, modification or acceleration by any lessor thereunder or obligate the Company or any of its Subsidiaries to pay the lessor thereunder an amount in excess of $100,000. A true and complete list of all Leases and Leased Real Property is set forth on Section 3.1(r)(ii) of the Company Disclosure Letter. With respect to each of the Leased Real Properties and Leases, respectively: (A) to the Knowledge of the Company, there are no pending or threatened condemnation or expropriation proceedings (or negotiations regarding transfers in lieu thereof) relating to any of the Leased Real Property, the Improvements (as defined below) or any material portion thereof, or other proceedings affecting materially and adversely the current use, occupancy or value to the Company thereof; (B) the Company’s or its Subsidiary’s possession and quiet enjoyment of any such Leased Real Property has not been disturbed; (C) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Lease; (D) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Property or any portion thereof; (E) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any security interest in such Lease or any interest therein; and (F) to the Knowledge of the Company, there are no Liens on the leasehold that materially and adversely affect the current operation of the Company’s or its Subsidiaries’ businesses thereon.

(iii) The Real Property constitutes all Owned Real Property and Leased Real Property occupied or owned in the operation of the Company’s and its Subsidiaries’ businesses and all such Real Property is sufficient in all material aspects for the operations conducted thereat.

(iv) All buildings, structures, fixtures and improvements included within the Owned Real Property and the Leased Real Property (the “Improvements”) are in reasonable operating condition and repair, subject to ordinary wear and tear, and are adequate for the purposes for which they are presently being used or held for use, and to the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements that, individually or in the aggregate, would reasonably be expected to materially interfere with the current use, occupancy or operation thereof as currently utilized. To the Knowledge of the Company, there do not exist any facts or circumstances that could reasonably be expected to materially prevent, impair or interfere with the Company’s or its Subsidiaries’ use and occupancy of material portions of the Owned Real Property, the Leased Real Property and the Improvements for their businesses, as currently conducted. The Company’s and its Subsidiaries’ means of access to the Owned Real Property and Leased Real Property is sufficient in all material respects for the operation of their respective businesses as currently conducted, and the utilities provided to the Owned Real Property and Leased Real Property are sufficient in all material respects for the operation of their respective businesses as currently conducted.

(s) Personal Property. The Company or a Subsidiary of the Company has good and valid title to or valid leasehold interest in or a valid right to use all of the personal property, tangible or intangible, reflected in the Company Balance Sheet, included in the Company Reports (together with any material property acquired after the date thereof, but excluding any properties and assets disposed of since the date thereof) as being owned by the Company or a Subsidiary of the Company or, in the case of a lease or Contract, as a legal, valid, binding and enforceable right to use the property and assets subject thereto, in all cases free and clear of all Liens except for Permitted Liens and such property is in reasonable operating condition, subject to ordinary wear and tear.

(t) Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will not, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of any amendment of supplement thereto or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading (it being understood that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or any Affiliate or Representative of Parent in writing in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein).

(u) Related Party Transactions. Neither the Company nor any of its Subsidiaries has entered into any transaction that would be subject to disclosure pursuant to Item 404(a) of Regulation S-K that has not been disclosed in the Company Reports. To the Knowledge of the Company, neither the Company nor its Subsidiaries have purchased, licensed or leased or otherwise acquired any material property or assets or obtained any services from, or sold, licensed, leased or otherwise disposed of any material property or assets or provided any services to, any employee (except with respect to remuneration for services as an employee and reimbursement of expenses arising in the ordinary course of business), shareholder, member, manager, officer, director (or any of their respective Affiliates) or any Affiliate of the Company or any of its Subsidiaries (other than with respect to shares of the Company’s capital stock, Employee Benefit Plans and Stock Plans).

(v) Customers and Suppliers. Section 3.1(v) of the Company Disclosure Letter lists the Company’s and the Subsidiaries’ (taken as a whole) (i) ten (10) largest customers in terms of sales during the fiscal twelve (12)-month period ended February 28, 2013 and (ii) ten (10) largest suppliers in terms of purchases during the fiscal twelve (12)-month period ended February 28, 2013, together with the aggregate amount of the sales made to each such customer and purchases made from each such supplier during the fiscal twelve (12)-month period ended February 28, 2013. Except as set forth on Section 3.1(v) of the Company Disclosure Letter, to the Knowledge of the Company, as of the date of this Agreement, none of the customers or suppliers referenced in Section 3.1(v) of the Company Disclosure Letter has given the Company or any of its Subsidiaries written notice of termination or intent to terminate its relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor its Subsidiaries have received any written communication that would indicate that any such customers or suppliers intend to terminate their business relationship with the Company or its Subsidiaries or to limit or adversely alter its business relationship with the Company or its Subsidiaries.

(w) Product Liability; Product Recall. Other than product claims and returns in the ordinary course of business, since February 28, 2010, neither the Company nor any of its Subsidiaries has effected a recall of any product sold. Since February 28, 2010, neither the Company nor any of its Subsidiaries has been named a party in any material suit by a third party for personal injury allegedly due and owing to the use, application, malfunction or defect of a product of the Company.

(x) Information Technology. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company or its Subsidiaries either own or hold valid leases and/or licenses to the Company Systems which are used by or necessary for the Company and its Subsidiaries to conduct their business as currently conducted. Upon the consummation of the Merger, the Company and its Subsidiaries shall have the right to use and access the Company Systems as required to carry on their respective businesses as currently conducted.

(ii) In the twelve (12) months preceding the date hereof, neither the Company or its Subsidiaries, on the one hand, nor, to the Knowledge of the Company, any IT Contract Supplier, on the other hand, has been in default of any IT Contract with respect to the provision of information and communications technology services to the Company or its Subsidiaries.

(iii) There have been no interruptions, data losses or similar incidents attributable to the Company Systems owned or used by the Company and its Subsidiaries. To the Knowledge of the Company, the Company Systems owned or used by the Company and its Subsidiaries have the capacity and performance necessary to meet the requirements of their respective businesses as currently conducted.

(iv) For purposes of this Section 3.1(x), “IT Contract” means any written Contract for the provision of information and communications technology (including hardware, software, databases, data security, network communication) services to the Company or its Subsidiaries; “IT Contract Supplier” means any third party supplier that is contractually obliged to provide information and communications technology (including hardware, software, and databases) services to the Company or its Subsidiaries under any IT Contract; and “Company Systems” means the computer and data processing systems, information and communications technologies used in the business of the Company and its Subsidiaries.

(y) Brokers. Except for Baird, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement. The Company has made available to the Parent a complete and accurate copy of all agreements pursuant to which Baird is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(z) Joint Venture.

(i) MSC/TEKNO Laminates and Composites Ltda., a limited liability company organized under the laws of Brazil (the “Tekno Joint Venture”) (A) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (B) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (C) is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so qualified, in good standing or to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Tekno Joint Venture’s certificates of incorporation and bylaws or equivalent governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect.

(ii) Each of the outstanding shares of capital stock or equity interests of the Tekno Joint Venture and of Productive Research LLC (“Productive Research”) owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, are owned free and clear of any Lien, except for such transfer restrictions of general applicability as may be provided under the applicable Contract governing the Tekno Joint Venture or with Productive Research, the Securities Act or other applicable securities Laws.

(iii) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any of the equity interests of the Tekno Joint Venture or Productive Research, (B) provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in the Tekno Joint Venture or Productive Research for any purpose, or (C) contractually indemnify or hold harmless any of the other parties to the Tekno Joint Venture or to Productive Research, other than as set forth in the Joint Venture Contracts.

(iv) Each material contract that the Company or any of its Subsidiaries has entered into with the Tekno Joint Venture or with Productive Research is set forth on Section 3.1(z)(iv) of the Company Disclosure Letter (each such Contract, a “Joint Venture Contract” and all such Contracts, collectively, the “Joint Venture Contracts”). Each of the Joint Venture Contracts is valid and binding on the Company, each of its Subsidiaries that is a party thereto, and, to the Knowledge of the Company, each other Person that is a party thereto, as applicable (but, in each case subject solely to the Bankruptcy and Equity Exception) and is in full force and effect. To the Knowledge of the Company, there is no material default under any Joint Venture Contract by the Company, any of its Subsidiaries that is a party thereto or the other Persons party thereto.

(aa) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.1, none of the Company, its Subsidiaries or any of their respective Affiliates, employees or representatives are making or have made any representations or warranties of any sort to or for the benefit of Parent or Merger Sub, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, and the Company expressly disclaims any other representations and warranties.

3.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby jointly and severally represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so made available is in full force and effect.

(b) Corporate Authority. As of the date hereof, the vote of the holders of any class or series of capital stock or other securities of Parent that is necessary for Parent to consummate the Merger or the other transactions contemplated hereby has already been obtained. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations.

(i) Except for: (A) the applicable requirements of the Securities Act, the Exchange Act and state securities or “blue sky” laws; (B) the applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (C) the filing with the office of the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of the certificate of incorporation or bylaws of Parent or Merger Sub, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, of Parent or Merger Sub pursuant to, any material Contracts to which Parent or Merger Sub is a party or by which Parent, Merger Such or any of their respective properties are bound or (C) assuming compliance with the matters referred to in Section 3.2(c)(i), a violation of any Laws to which Parent or Merger Sub is subject, except, in the case of clause (B) or (C), for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, (i) there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or Merger Sub and (ii) there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub, which, in each case of clauses (i) and (ii), if adversely determined, would, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor Merger Sub is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity imposed upon Parent or Merger Sub, except as would not, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Financing.

(i) Parent has delivered to the Company correct and complete copies of (A) the executed commitment letters from PNC Bank, National Association and GSO Capital Partners LP (the “Debt Financing Commitments”), pursuant to which the parties thereto have committed, subject to the terms and conditions set forth therein, to provide the debt financing set forth therein in connection with the transactions contemplated by this Agreement (the “Debt Financing”), and (B) the executed Equity Financing Commitment (together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the Guarantors have committed, subject to the terms and conditions set forth therein, to provide the Equity Financing set forth therein in connection with the transactions contemplated by this Agreement (together with the Debt Financing, the “Financing”). The Equity Financing Commitment provides that the Company is an intended third party beneficiary thereof, subject to its terms.

(ii) As of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid and binding obligations of Parent, Merger Sub, or the Affiliates of Parent or Merger Sub party thereto, on the one hand, and each of the other parties thereto, on the other hand, enforceable against Parent, Merger Sub, or the Affiliates of Parent or Merger Sub party thereto, on the one hand, and, to the Knowledge of Parent, each of the other parties thereto, on the other hand, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, none of the respective commitments contained in the Financing Commitments have been terminated, withdrawn, rescinded, modified or amended in any respect. Parent and Merger Sub, as applicable, have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Commitments. As of the date hereof, no event has occurred that, with or without notice or lapse of time or both, would constitute a breach or default by Parent, Merger Sub, or the Affiliates of Parent or Merger Sub party thereto or, to the Knowledge of Parent, any other parties to the Financing Commitments under the Financing Commitments. There are no conditions precedent or other contingencies related to the funding of the Financing, other than as expressly set forth in or expressly contemplated by the Financing Commitments and the customary related fee letters (copies of which have been provided to the Company with only the fee amount redacted). Except for such fee letters with respect to the Debt Financing, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Commitments. Assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, the amount of funds to be provided pursuant to the Debt Financing, if funded in accordance with the terms of the Debt Financing Commitments, together with the Equity Financing, if funded in accordance with the terms of the Equity Financing Commitment, will be sufficient at the Effective Time, to (A) pay the aggregate Per Share Merger Consideration, (B) pay the aggregate Option Consideration, (C) pay the aggregate Restricted Stock Consideration, and (D) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(f) Capitalization; Operations. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent free and clear of all Liens, other than Liens of New Star’s current lenders. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated hereby or related hereto. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(h) Solvency. Assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, or waiver of such conditions by Parent and Merger Sub, (ii) the accuracy of the representations and warranties of the Company set forth in Sections 3.1(f) and 3.1(h)(iii), (iii) that any estimates, projections or forecasts of the Company and its Subsidiaries that have been provided to Parent have been prepared in good faith, and (iv) after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate Per Share Merger Consideration, the payment of the aggregate Option Consideration and the payment of the aggregate Restricted Stock Consideration, any other repayment or refinancing of Indebtedness contemplated by the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. No transfer of property is being made and no obligation is being incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Surviving Corporation and/or its Subsidiaries.

(i) Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and is a valid, binding and enforceable obligation of the Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guaranty.

(j) Ownership of Common Shares. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or was at any time during the last three (3) years, an “interested stockholder” of the Company. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” “owns” any shares of capital stock of the Company, as such quoted terms are defined in Section 203 of the DGCL.

(k) Proxy Statement. The information to be supplied by or on behalf of Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement will not, on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of any amendment of supplement thereto or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading (it being understood that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in, or omissions from, the Proxy Statement based on information supplied, or omitted, by the Company in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein).

(l) Absence of Certain Management Agreements. Except for the Voting Agreements, to the Knowledge of Parent, neither Parent nor any of its Affiliates has entered into a written agreement or written commitment to enter into any agreement with any director, officer or employee relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

(m) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 3.1 (as qualified by the information provided in or incorporated into the Company Disclosure Letter), Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations. Other than with respect to fraud and other than for the representations and warranties set forth in Section 3.1 (as qualified by the information provided in or incorporated into the Company Disclosure Letter), neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement. Notwithstanding the provisions of this Section 3.2(m), Parent and Merger Sub shall be entitled to rely on, and the Company acknowledges that Parent and Merger Sub have relied, on the representations and warranties set forth in Section 3.1 (as qualified by the information provided in or incorporated into the Company Disclosure Letter).

(n) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans and cost-related plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans). Notwithstanding the provisions of this Section 3.2(n), Parent and Merger Sub shall be entitled to rely on, and the Company acknowledges that Parent and Merger Sub have relied, on the representations and warranties set forth in Section 3.1 (as qualified by the information provided in or incorporated into the Company Disclosure Letter).

Article IV

COVENANTS

4.1 Conduct of Business.

(a) Except as (x) required by applicable Law, (y) otherwise expressly required, permitted or contemplated by this Agreement or (z) otherwise set forth in Section 4.1 of the Company Disclosure Letter, the Company covenants and agrees that, commencing on the date hereof and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms, unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld or conditioned (and if Parent fails to respond in the negative to any consent requested in writing within five (5) Business Days of receipt of such request, Parent shall be deemed to have granted such consent), the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary course and use their respective commercially reasonable best efforts to preserve their respective business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, commencing on the date hereof and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms, except as (A) required by applicable Law, (B) otherwise expressly required, permitted or contemplated by this Agreement or (C) otherwise set forth in Section 4.1 of the Company Disclosure Letter, unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld or conditioned, except in the cases of clauses (i), (ii), (iii), (iv), (v), (vi), (viii), (ix), (x), (xi), (xv) or (xviii) (solely to the extent relating to one of the preceding clauses), as to each of which Parent shall have the right to approve in its sole discretion (and if Parent fails to respond in the negative to any consent requested in writing within five (5) Business Days of receipt of such request, Parent shall be deemed to have granted such consent), the Company will not and will not permit any of its Subsidiaries to:

(i) amend or otherwise change its governing documents;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) issue, sell, pledge, dispose of, grant, confer, award, transfer or encumber any shares of capital stock of the Company or any its Subsidiaries or grant any additional Company Stock-Based Awards (other than (A) the issuance of Common Shares upon the exercise of Company Options, the vesting of Company Restricted Stock in accordance with their terms or pursuant to the Stock Purchase Plan, (B) the issuance or transfer of capital stock by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (C) restricted stock grants made to directors of the Company in the ordinary course of business consistent with past practice and which shall not exceed a value of $8,500 per fiscal quarter per non-employee director), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company);

(v) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than (A) the acquisition of any Common Shares tendered by Employees or current or former directors in connection with the cashless exercise of Company Options or in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company Restricted Stock, (B) pursuant to the forfeiture of Company Options or Company Restricted Stock or (C) from former employees and directors in accordance with agreements providing for the repurchase of shares of capital stock in connection with any termination of services to the Company or any of its Subsidiaries;

(vi) incur any Indebtedness or guarantee such Indebtedness of another Person (other than a wholly-owned Subsidiary of the Company), issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, other than with respect to letters of credit or similar agreements in the ordinary course of business, or subject any of its properties or assets to any Lien (other than Permitted Liens);

(vii) make any material changes in accounting methods, principles or practices, except as required by changes in GAAP;

(viii) except as required by Law, in the ordinary course of business consistent with past practice (solely with respect to consultants, independent contractors, service providers and Employees that are not officers or executives of the Company or any of its Subsidiaries and not exceeding three and one-half percent (3.5%) in the aggregate of the total salary base for all such persons on an annual basis), or as required pursuant to existing written agreements or Benefit Plans in effect as of the date hereof, (A) increase the compensation or other benefits payable or to become payable to present or former directors, Employees, consultants, independent contractors or service providers of the Company or any of its Subsidiaries, (B) grant or increase any retention, severance or termination pay to, or enter into, amend or renew any retention agreement, severance agreement or termination agreement with any present or former directors, Employees, consultants, independent contractors or service providers of the Company or any of its Subsidiaries, (C) enter into, amend or renew any employment agreement with any officers or Employees of the Company or any of its Subsidiaries earning an annual base salary in excess of $100,000, or (D) establish, adopt, enter into, amend or renew any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or Employees or any of their beneficiaries;

(ix) except as required by Law or as required pursuant to existing written agreements or Benefit Plans in effect as of the date hereof, or to comply with Section 409A of the Code and guidance applicable thereunder (to the extent that such action would not reasonably be expected to result in the imposition of a penalty under Section 409A of the Code), (A) enter into any new, or amend, terminate or renew any existing, bonus or change in control or severance agreement with or for the benefit of any officers, directors or Employees of the Company or its Subsidiaries, (B) establish, adopt, enter into, amend, renew or terminate any Benefit Plan, (C) make any deposits or contributions of cash or other property to, or take any other action to fund or in any other way secure the payment of compensation or benefits under, Benefit Plans or agreements subject to Benefit Plans or any other plan, agreement, contract or arrangement of the Company, or (D) hire or terminate any employee earning an annual base salary in excess of $100,000, other than in the ordinary course of business consistent with past practice;

(x) other than as permitted under clause (iii) above, grant, confer or award options, convertible securities, restricted stock units, phantom stock or units, or other rights to acquire any capital stock of the Company or any of its Subsidiaries (or to receive benefits measured in whole or in part by the value of a number of Common Shares) or take any action to cause to be exercisable any otherwise unexercisable Company Option or to vest any otherwise unvested Restricted Stock;

(xi) acquire (including by merger, consolidation, business combination, acquisition of stock or assets or otherwise), except in respect of any mergers, consolidations, business combinations or acquisitions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, any Person or any division thereof, or all or substantially all of the assets of any Person in connection with acquisitions or investments, or enter into any agreement, arrangement or understanding with respect to any such acquisition or investment;

(xii) (A) except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Material Contract which cannot be terminated without material penalty to the Company or its applicable Subsidiary upon notice of sixty (60) calendar days or less, (B) except in the ordinary course of business consistent with past practice, waive, release or assign any material rights or claims under any Material Contract or (C) enter into any Contract that if in existence on the date hereof would have been a Material Contract (other than a renewal or replacement of any existing Material Contract that is expiring by its terms, so long as the terms and conditions of which renewal or replacement Contract, in the aggregate, are not materially less favorable to the Company or its applicable Subsidiary than the existing Material Contract) involving payments to or by the Company or any Subsidiary of the Company in excess of $250,000 and otherwise in the ordinary course of business consistent with past practice;

(xiii) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries and for sales of inventory in the ordinary course of business consistent with past practice, sell, lease, license, transfer, exchange or swap, or otherwise dispose of, any of its properties or assets with a value in excess of $250,000 in the aggregate;

(xiv) except in the ordinary course of business consistent with past practice, file any amendment to any Tax Return or make any election relating to Taxes, change any election relating to Taxes already made, adopt or change any accounting method relating to Taxes, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(xv) initiate, settle, compromise, discharge or agree to settle, compromise or discharge any litigation, investigation, arbitration or proceeding, other than those that do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $100,000 in the aggregate and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of the Company or its Subsidiaries;

(xvi) make any capital expenditures, except (A) capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan for the current fiscal year and in accordance with the Company’s proposed annual budget and capital expenditure plan for the fiscal year ending February 28, 2015, copies of which have been previously made available to Parent, or (B) other capital expenditures in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $400,000;

(xvii) other than in the ordinary course of business consistent with past practice, take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the Intellectual Property of the Company and its Subsidiaries;

(xviii) enter into any “non-compete”, “non-solicit” or similar agreement that would restrict the businesses of the Surviving Corporation or its Subsidiaries or their ability to solicit customers or employees following the Effective Time;

(xix) effectuate a “plant closing” or “mass layoff”, as those terms are defined in the WARN Act; or

(xx) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and notwithstanding anything to the contrary contained in this Agreement, no consent of Parent or Merger Sub will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries.

4.2 Go Shop; No Solicitation.

(a) Go-Shop. Notwithstanding any other provision of this Agreement to the contrary, during the period commencing on the date of this Agreement and ending at 11:59 p.m. (Chicago time) on February 12, 2014 (the “Go-Shop Period”), the Company and its Representatives and Subsidiaries shall be permitted to, directly or indirectly, (i) initiate, solicit, facilitate and encourage any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and (ii) engage in discussions and negotiations with, and furnish non-public information relating to the Company and its Subsidiaries and afford access to the books and records of the Company and its Subsidiaries to any Person in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to an Acquisition Proposal; provided, that prior to furnishing such information or affording such access, the Company has entered into an Acceptable Confidentiality Agreement with such Person and has previously provided or made available (or substantially concurrently provides or makes available) such information to Parent.

(b) No Solicitation or Negotiation. Except as permitted by this Section 4.2 and except with an Excluded Party (for so long as such Person is an Excluded Party) prior to the Excluded Party End Date, from and after the expiration of the Go-Shop Period, the Company shall, and shall cause its Subsidiaries to, and shall cause its Representatives to, immediately cease and terminate any discussions or negotiations with any Person or Persons that may be ongoing with respect to an Acquisition Proposal or any discussions or negotiations that could reasonably be expected to lead to an Acquisition Proposal. Except as permitted by this Section 4.2 and except with an Excluded Party (for so long as such Person is an Excluded Party), from the expiration of the Go-Shop Period until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and Representatives not to, (i) initiate, solicit or take any action to knowingly facilitate or encourage the making of any Acquisition Proposals or any inquiries, offers or proposals that may reasonably be expected to lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person or Persons with respect to any Acquisition Proposals or any discussions or negotiations that could reasonably be expected to lead to an Acquisition Proposal, (iii) provide any non-public information concerning the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person or Persons with the intent to initiate, solicit or knowingly encourage the making of any Acquisition Proposals, (iv) grant any waiver or release under any Standstill or similar agreement entered into by the Company, or (v) enter into any letter of intent, term sheet, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Transaction or that requires the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or to breach its obligations under this Agreement (an “Alternative Acquisition Agreement”).

(c) Conduct Following the Date Hereof. Notwithstanding anything in this Agreement to the contrary, at any time following the expiration of the Go-Shop Period and prior to the time the Company Requisite Vote is obtained, if the Company or any of its Representatives receives an Acquisition Proposal from any Person or Persons that did not result from a direct or indirect breach of this Section 4.2, the Company and its Representatives may contact such Person or Persons to clarify the terms and conditions thereof and, subject to compliance with this Section 4.2, (x) the Company and its Representatives may provide access to nonpublic information concerning the Company and its Subsidiaries to such Person or Persons pursuant to an Acceptable Confidentiality Agreement (provided, that the Company makes available to Parent and Merger Sub any material non-public information concerning the Company or any of its Subsidiaries, which was not previously made available to Parent, that the Company or any of its Representatives provides to such Person or Persons prior to or substantially concurrently with the time it is provided to such Person or Persons), (y) the Company and its Representatives may engage, enter into or participate in discussions or negotiations with such Person or Persons with respect to such Acquisition Proposal and (z) after having complied with Section 4.2(d), the Board of Directors of the Company may authorize, adopt, approve, recommend or otherwise declare advisable such Acquisition Proposal, if and only to the extent that, (A) prior to taking any action described in clauses (x) or (y), the Board of Directors of the Company determines in good faith (after consultation with the Company’s outside legal counsel and independent financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) prior to taking any action described in clause (z), the Board of Directors of the Company determines in good faith (after consultation with the Company’s outside legal counsel and independent financial advisor) that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law and that such Acquisition Proposal is a Superior Proposal. Notwithstanding anything to the contrary contained in this Section 4.2, prior to the time the Company Requisite Vote is obtained, the Company shall be permitted to take the actions described in Section 4.2(a) and Section 4.2(b) (other than in clause (b)(v), except to the extent effected in accordance with this Agreement, including Section 4.2(d)) and clauses (x) and (y) above with respect to any Excluded Party until 11:59 p.m. (Chicago time) on February 27, 2014 (the “Excluded Party End Date”), including with respect to any amended or revised proposal submitted by such Excluded Party following the expiration of the Go-Shop Period and prior to the Excluded Party End Date, and the restrictions in Section 4.2(b) (other than in clause (b)(v), except to the extent effected in accordance with this Agreement, including Section 4.2(d)) shall not apply with respect thereto until after the Excluded Party End Date (and thereafter the restrictions of Section 4.2(b) and this Section 4.2(c) shall apply in all respects with respect to such Excluded Party). For the avoidance of doubt, Section 4.2(d) shall apply at all times with respect to an Excluded Party.

(d) No Change in Recommendation or Alternative Acquisition Agreement.

(i) Except as contemplated by this Section 4.2(d), Section 4.2(e), Section 6.3(a) or Section 6.3(c), the Board of Directors of the Company shall not: (A) withhold, withdraw, modify, amend or qualify, or publicly propose to withhold, withdraw, modify, amend or qualify, in a manner adverse to Parent, the Company Recommendation; (B) authorize, adopt, approve, recommend or otherwise declare advisable any Acquisition Proposal; or (C) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(ii) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 4.2(d)(iii), prior to the time the Company Requisite Vote is obtained, the Board of Directors of the Company may (A) if an Intervening Event has occurred, withhold, withdraw, modify, amend or qualify, or publicly propose to withhold, withdraw, modify, amend and or qualify, the Company

Recommendation, or (B) authorize, adopt, approve, recommend or otherwise declare advisable any Acquisition Proposal made after the date hereof (whether prior to or after the expiration of the Go-Shop Period) that the Board of Directors of the Company determines in good faith (after consultation with the Company’s outside legal counsel and independent financial advisor) is a Superior Proposal (any action in clause (A) or (B), a “Change of Recommendation”), in each case if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law, and may also take action pursuant to Section 6.3(a) or Section 6.3(c).

(iii) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not effect a Change of Recommendation (with respect to an Intervening Event or otherwise; provided that the requirements below with respect to a Superior Proposal shall not apply in the event the Change of Recommendation is in connection with an Intervening Event) or enter into an Alternative Acquisition Agreement in connection with a Superior Proposal (whether prior to or after the expiration of the Go-Shop Period) prior to taking the following actions: (A) the Company shall notify Parent in writing, at least three (3) Business Days in advance, that it intends to effect a Change of Recommendation (with respect to an Intervening Event or otherwise) or enter into an Alternative Acquisition Agreement in connection with a Superior Proposal; (B) upon Parent’s request, the Company shall provide to Parent the facts and circumstances giving rise to a Change Recommendation for such Intervening Event or, if applicable, the material terms and conditions of the Superior Proposal (including a copy of the Alternative Acquisition Agreement and any other transaction documents to the extent such documents contain any financial terms, conditions or other material terms relating to any Acquisition Proposal, and a summary of the terms of any financing commitments related thereto comparable to what is disclosed in the Proxy Statement or in any report filed with or furnished to the SEC with respect to the Financing); (C) to the extent that Parent desires to negotiate, the Company shall, and shall cause its Representatives to, negotiate in good faith during such three (3) Business Day period to make such adjustments to the terms and conditions of this Agreement, the Financing Commitments and/or the Limited Guaranty as would permit the Board of Directors of the Company not to effect a Change of Recommendation for such Intervening Event or, if applicable, so that the such Superior Proposal ceases to constitute a Superior Proposal; (D) following such three (3) Business Day period, the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s outside legal counsel and independent financial advisor, and taking into account any changes to this Agreement, the Financing Commitments and/or the Limited Guaranty proposed in writing by Parent in response to such notice or otherwise, that (1) a failure to effect a Change in Recommendation for such Intervening Event would continue to be inconsistent with its fiduciary duties under applicable Law, or (2) such Superior Proposal would continue to constitute a Superior Proposal; (E) in the event of any material change in the facts or circumstances giving rise to such Change of Recommendation for such Intervening Event, or to the terms of such Superior Proposal, the Company shall, in each case, provide Parent with an additional notice as described above, except that the references to a three (3) Business Day period above shall be references to a two (2) Business Day period; and (F) in the event the Company is entering into an Alternative Acquisition Agreement, the Company shall terminate this Agreement pursuant to Section 6.3(a) and immediately prior to or substantially concurrently with such termination, pay to Parent or its designees in immediately available funds any payments required to be paid by it pursuant to Section 6.5.

(e) Certain Permitted Disclosure. Nothing contained in this Section 4.2 shall be deemed to prohibit the Board of Directors of the Company or any of its Representatives from (i) complying with its disclosure obligations under applicable Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act (or any similar communications to the Company’s stockholders) or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the Company’s stockholders).

(f) Notice. The Company shall within two (2) Business Days following the expiration of the Go-Shop Period: (i) deliver to Parent a written notice setting forth: (A) the identity of each Excluded Party and (B) the material terms and conditions of the pending Acquisition Proposal made by such Excluded Party; and (ii) deliver to Parent copies of all draft agreements (and any other transaction documents the extent such documents contain any financial terms, conditions or other material terms relating to any Acquisition Proposal (and a summary of the terms of any financing commitments related thereto comparable to what is disclosed in the Proxy Statement or in any report filed with or furnished to the SEC with respect to the Financing)) sent by such Excluded Party to the Company, any Subsidiary or any Representative of the Company in connection with the pending Acquisition Proposal made by such Excluded Party. From and after the expiration of the Go-Shop Period, the Company agrees that it will promptly notify Parent if (i) any inquiries, offers or proposals with respect to an Acquisition Proposal, or inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal, are received by the Company or such of its Representatives, indicating, in connection with such notice, the identity of the Person making such inquiries, offers or proposals and the material terms and conditions of such Acquisition Proposal (including, if applicable, by providing Parent with a copy of such Acquisition Proposal and any proposed agreements with respect thereto (and a summary of the terms of any financing commitments related thereto comparable to what is disclosed in the Proxy Statement or in any report filed with or furnished to the SEC with respect to the Financing)), (ii) any non-public information is requested from the Company or any of its Representatives by any Person or Persons that have made any inquiries, offers or proposals with respect to an Acquisition Proposal, or inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal, (iii) the Company or its Representatives engage, enter into or participate in any discussions or negotiations with any Person or Persons that have made any inquiries, offers or proposals with respect to an Acquisition Proposal, or inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal, other than to clarify the terms and conditions thereof, (iv) an amendment to a previously disclosed Acquisition Proposal is received by the Company or any of its Representatives, indicating, in connection with such notice, the identity of the Person making such Acquisition Proposal and the material terms and conditions of such amendment (including, if applicable, by providing Parent with copies of such amendment and any revised agreements with respect thereto (and a summary of the terms of any financing commitments related thereto comparable to what is disclosed in the Proxy Statement or in any report filed with or furnished to the SEC with respect to the Financing)). Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within one (1) day after receipt or delivery thereof, copies of all draft agreements (and any other transaction documents to the extent such transaction documents contain any financial terms, conditions or other material terms relating to any Acquisition Proposal, or inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal, and a summary of the terms of any financing commitments related thereto comparable to what is disclosed in the Proxy Statement or in any report filed with or furnished to the SEC with respect to the Financing) sent by or provided to the Company, any Subsidiary or any Representative in connection with any Acquisition Proposal, or inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal.

4.3 Proxy Statement.

(a) As promptly as reasonably practicable after the date hereof, but in no event later than January 31, 2014, the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendments or supplements thereto, the “Proxy Statement”). Parent shall cooperate with the Company in connection with the preparation of the Proxy Statement, including furnishing to the Company any and all information regarding Parent and Merger Sub and their respective Affiliates as may be required to be disclosed or incorporated by reference therein under the Exchange Act or other applicable Law as promptly as reasonably practicable. The Company shall promptly notify Parent of the receipt of all comments from the SEC or its staff with respect to the Proxy Statement and of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, and shall promptly provide to Parent copies of all written correspondence between the Company and/or its Representatives and the SEC or its staff with respect to the Proxy Statement or the Merger. The Company and Parent (to the extent applicable) shall each use its commercially reasonable best efforts to promptly provide responses to the SEC or its staff with respect to all comments received on the Proxy Statement from the SEC or its staff. The Company shall cause the definitive Proxy Statement to be mailed to the holders of Common Shares promptly after the date the staff of the SEC advises the Company that it has no further comments thereon or that the Company may commence mailing the Proxy Statement to the holders of Common Shares. Notwithstanding anything to the contrary contained in this Agreement, prior to filing the Proxy Statement, or any amendment or supplement thereto, with the SEC, mailing the Proxy Statement, or any amendment or supplement thereto, to the holders of Common Shares or responding to any comments or requests from the SEC or its staff with respect to the Proxy Statement or the Merger, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on such Proxy Statement, amendment, supplement or response and shall consider in good faith any comments reasonably proposed by Parent and/or its counsel and, to the extent permissible, shall provide Parent and its counsel a reasonable opportunity to participate in any material discussions or meetings with the staff of the SEC with respect to the Proxy Statement.

(b) If, at any time prior to the time the Company Requisite Vote is obtained, any information is discovered by the Company, Parent or Merger Sub which it reasonably believes should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall provide prompt notice thereof to the other parties hereto and, if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that an amendment or supplement to the Proxy Statement describing such information is required under applicable Law, such an amendment or supplement shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

4.4 Stockholders Meeting. Unless this Agreement has been terminated in accordance with its terms, the Company will take, in accordance with applicable Law, its certificate of incorporation and bylaws and the rules and regulations of the SEC and NASDAQ, all action necessary to convene and hold a meeting of the holders of Common Shares (the “Stockholders Meeting”), which Stockholders Meeting shall be held as promptly as reasonably practicable after the date the Proxy Statement is mailed to the holders of Common Shares (the initial meeting date to be set no more than thirty (30) days after such mailing, or such later date as the parties mutually agree on), to consider and vote upon the adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Stockholders Meeting: (i) with the consent of Parent in its sole discretion; (ii) for the absence of a quorum; (iii) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required under applicable Law is provided to the holders of Common Shares within a reasonable period of time in advance of the Stockholders Meeting; (iv) to allow reasonable additional time to solicit additional proxies; (v) to the extent required by Law or any court of competent jurisdiction; (vi) if the Company has provided a written notice to Parent pursuant to Section 4.2(d)(iii) that it intends to make a Change of Recommendation or enter into an Alternative Acquisition Proposal in connection with a Superior Proposal and the notice period contemplated by Section 4.2(d)(iii) has not yet expired. Subject to a Change of Recommendation pursuant to Section 4.2, the Board of Directors of the Company shall unanimously recommend the adoption of this Agreement by the holders of Common Shares, shall include such unanimous recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement by the holders of Common Shares.

4.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable the expiration or termination of any applicable waiting period, and to obtain all necessary actions, non-actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity, in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act and any other applicable Antitrust Law. In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file the initial pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act no later than ten (10) Business Days after the date of this Agreement. Parent and the Company shall also make, as soon as reasonably practicable, all notifications, reports, applications or other filings, and take all other actions, that may be reasonably necessary, proper or advisable, under any other applicable Antitrust Law. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act and any other applicable Antitrust Law. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything else contained in this Agreement, any party may, as it deems advisable or necessary, (i) not provide any competitively sensitive material to any other party or (ii) designate any competitively sensitive material provided to the other parties under this Section 4.5 as “outside counsel only” (provided that, in the case of Parent, counsel is deemed to be counsel to the Guarantors and the Equity Provider and their respective Affiliates). Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable. Nothing in this Agreement shall require the Company or any of its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(b) Information. Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act and any other applicable Antitrust Law.

(c) Status. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Affiliates, from any third party and/or any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Affiliates, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry with respect to the Merger or any of the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Notwithstanding the foregoing provisions of this Section 4.5 or any other provision of this Agreement, the obligations of Parent and Merger Sub with respect to the Financing are solely set forth in Section 4.13.

4.6 Access. Commencing on the date hereof and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms, the Company shall (and shall cause its Subsidiaries to) at Parent’s expense and with supervision by Representatives of the Company (a) upon reasonable prior written notice, afford Parent and its Representatives reasonable access, during normal business hours and in a manner that does not disrupt or interfere with business operations, to its and its Subsidiaries’ properties, books, contracts and records, and (b) furnish promptly to Parent all information concerning the Company’s and its Subsidiaries’ business, properties and personnel as may reasonably be requested by Parent; provided, that the foregoing shall not require the Company to, nor shall the Company be required to cause its Subsidiaries to, permit any access, or disclose any information, that in the reasonable judgment of the Company would violate any applicable Law or any Contract with a customer or trade supplier of the Company. The parties will use their commercially reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. All information obtained by Parent or any of its Representatives pursuant to this Section 4.6 shall be governed by the terms of the Confidentiality Agreement.

4.7 Stock Exchange De-listing. The Company agrees to use its commercially reasonable best efforts to continue the quotation of the Common Shares on NASDAQ prior to the Effective Time. Parent shall take such actions as are necessary to cause the Company’s securities to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

4.8 Public Announcements. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, shall issue any public release or make any public announcement or disclosure concerning this Agreement or the Merger without the prior written consent of the other party(ies) (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release, announcement or disclosure may be required by applicable Law or the rules or regulations of any applicable securities exchange or Governmental Entity to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release, announcement or disclosure shall use its reasonable best efforts to allow the other party(ies) reasonable time to comment on such release, announcement or disclosure in advance of such issuance (it being understood that the final form and content of any such release, announcement or disclosure, as well as the timing of any such release, announcement or disclosure, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 4.8 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company pursuant to Section 4.2.

4.9 Employee Benefits.

(a) Parent agrees that, for a period of not less than one (1) year following the Effective Time, it shall use its commercially reasonable best efforts, or it shall cause the Surviving Corporation or any of its Subsidiaries to use its commercially reasonable best efforts, to provide all individuals who are employees of the Company or any of its Subsidiaries as of the Effective Time (the “Affected Employees”), while employed by Parent, the Surviving Corporation or any of their respective Subsidiaries, with base salaries, bonus opportunities and employee benefits (other than equity, equity-based or change in control compensation) that are substantially comparable in the aggregate to those provided to such Affected Employees immediately prior to the Effective Time.

(b) Parent shall use its commercially reasonable best efforts to cause each Affected Employee to receive full credit for service accrued or deemed accrued immediately prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting and, in the case of vacation, or severance pay only benefit accrual under, any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries under which any such Affected Employee becomes eligible to participate from or after the Effective Time to the same extent recognized by the Company or any of its Subsidiaries under an analogous Benefit Plan immediately prior to the Effective Time (except to the extent that such service credit would result in a duplication of benefits).

(c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent, the Surviving Corporation or any of their respective Subsidiaries (the “Parent Welfare Benefit Plans”) in which an Affected Employee becomes eligible to participate from or after the Effective Time, Parent shall use commercially reasonable best efforts to (i) cause to be waived all limitations as to pre-existing conditions and at-work conditions, if any, with respect to participation and coverage requirements applicable to each such Affected Employee and his or her eligible dependents under any Parent Welfare Benefit Plan to the same extent waived under an analogous Benefit Plan, (ii) cause any eligible expenses incurred by any Affected Employee and his or her eligible dependents under a Benefit Plan during the plan year in which such individuals move to an analogous Parent Welfare Benefit Plan to be taken into account under such Parent Welfare Benefit Plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such Affected Employee and his or her eligible dependents as if such amounts had been paid in accordance with such Parent Welfare Benefit Plan and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an Affected Employee and his or her eligible dependents from or after the Effective Time during the plan year in which such individuals move to an analogous Parent Welfare Benefit Plan.

(d) Nothing contained in this Agreement will create any third party beneficiary rights in any Person not a party hereto, including any Employee or beneficiary or dependent thereof. Nothing contained in this Agreement, express or implied, (i) shall be construed to establish, amend or modify any Benefit Plan or other benefit plan, program or other arrangement, (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Benefit Plan or other benefit plan, program or other arrangement, or prevent the amendment, modification or termination thereof following the Effective Time, (iii) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate any employee for any reason or (iv) obligate Parent or the Surviving Corporation to provide any equity or equity-based awards or compensation (including stock options, phantom stock or restricted stock).

4.10 Expenses. Except as otherwise provided in Section 4.13(e), Section 6.5(b) or Section 6.5(d), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, the other transactions contemplated hereby or the financing thereof shall be paid by the party incurring such costs or expenses.

4.11 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the governing documents of each of its Subsidiaries shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation and the governing documents of each of its Subsidiaries to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of directors and officers than are set forth in the certificate of incorporation or bylaws of the Company or the governing documents of its applicable Subsidiary as in effect on the date hereof. For a period of six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and shall also advance expenses as incurred to the fullest extent permitted under applicable Law upon receipt of an undertaking by or on behalf of an Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified), each person who is now, has been at any time prior to the date hereof or who becomes prior to the Effective Time a director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any fees, costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director, officer, employee or agent of the Company or any of its Subsidiaries or services performed by such Indemnified Party at the request of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time; provided, however, that if, at any time prior to the six (6) year anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 4.11, then the foregoing obligations of the Surviving Corporation, and of Parent to cause the Surviving Corporation, to indemnify, hold harmless and advance expenses to Indemnified Parties in respect of the claim asserted in such notice shall survive the six (6) year anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(b) The Company shall use commercially reasonable best efforts prior to the Effective Time to purchase a six (6) year non-cancellable prepaid “tail policy,” with terms, conditions, retentions and limits of liability that are at least as favorable to the beneficiaries thereof as provided in the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “Current D&O Insurance Policies”) as of the date hereof, with respect to matters existing or occurring at or prior to the Effective Time, covering, without limitation, the transactions contemplated hereby from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Current D&O Insurance Policies; provided, that (i) such “tail policy” shall not require the payment of an aggregate annual premium in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Insurance Policies (and if the aggregate annual premium of such “tail policy” exceeds such amount, the Company shall use commercially reasonable best efforts prior to the Effective Time to purchase a prepaid “tail policy” with the greatest coverage available for a cost not exceeding such amount) and (ii) the Company shall not purchase such “tail policy” without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Company shall for any reason fail to obtain such “tail policy” prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for at least six (6) years from the Effective Time, at no expense to the beneficiaries thereof, the Current D&O Insurance Policies, with terms, conditions, retentions and limits of liability that are at least as favorable to the beneficiaries thereof as provided in the Current D&O Insurance Policies as of the date hereof, with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement); provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such Current D&O Insurance Policies in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Insurance Policies (and if the aggregate annual premium of such Current D&O Insurance Policies exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain directors’ and officers’ insurance policies and fiduciary liability insurance policies with the greatest coverage available for a cost not exceeding such amount).

(c) The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, each of the other persons who are beneficiaries under the Current D&O Insurance Policies and their respective heirs and legal representatives, who are third party beneficiaries of this Section 4.11, with full rights of enforcement against Parent and the Surviving Corporation as if a party hereto.

(d) The provisions of this Section 4.11 are intended to be in addition to the rights available to current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries under the certificate of incorporation or bylaws of the Company or the governing documents of any of its Subsidiaries, or under any applicable agreements, contracts, arrangements, understandings or Laws. Parent and Merger Sub agree that all rights to indemnification, exculpation and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries, as provided in the certificate of incorporation or bylaws of the Company or the governing documents of any of its Subsidiaries or in any agreement, contract, arrangement or understanding, shall survive the Merger, shall not be amended, repealed or otherwise modified in any manner by the Merger and shall continue in full force and effect following the Merger.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ or fiduciary liability insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective current or former directors, officers or employees, it being understood and agreed that the indemnification provided for in this Section 4.11 is not prior to or in substitution for any such claims under such policies.

4.12 Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to eliminate or minimize the effects of such Law on this Agreement and the transactions contemplated hereby.

4.13 Financing.

(a) Parent and Merger Sub each shall use its commercially reasonable best efforts to obtain the Equity Financing on the terms and conditions set forth in the Equity Financing Commitment. Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive, any term of the Equity Financing Commitment, without the prior written consent of the Company. Parent and Merger Sub shall use their commercially reasonable best efforts to maintain in effect the Equity Financing

Commitment until the earlier of the termination of this Agreement and the consummation of the transactions contemplated by this Agreement and to enforce their rights under the Equity Financing Commitment. Each of Parent and Merger Sub agrees to notify the Company promptly, and in any event within one (1) Business Day, if at any time prior to the Closing Date (i) the Equity Financing Commitment expires or is terminated for any reason (or if any Person attempts or purports to terminate the Equity Financing Commitment, whether or not such attempted or purported termination is valid), or (ii) the investor party to the Equity Financing Commitment refuses to provide the full Equity Financing on the terms set forth in the Equity Financing Commitment. Except as set forth in Section 4.13(b), in no event shall Parent and Merger Sub be required to seek or obtain equity financing other than the Equity Financing and in no event shall the Guarantors be required to provide equity financing in an amount in excess of the amount set forth in the Equity Financing Commitment.

(b) Parent shall use its commercially reasonable best efforts to obtain the Debt Financing on the terms and conditions (including flex provisions) set forth in the Debt Financing Commitment. Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Financing Commitment, without the prior written consent of the Company, if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), unless the Equity Financing is increased by a corresponding amount on terms no less favorable in any material respect (including as to conditionality), or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that could reasonably be expected to prevent, delay or impede the Closing or the funding of the Debt Financing. Notwithstanding the foregoing, Parent and Merger Sub may, to the extent expressly permitted under the Debt Financing Commitments, (A) amend or modify the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitment as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not prevent, materially delay or materially impede the availability of the Debt Financing or the consummation of the transactions contemplated by this Agreement, and (B) enter into additional financing commitment letters with respect to the debt financing of the transactions contemplated by this Agreement; provided, that such commitment letters (x) do not contain any new or additional conditions other than those set forth in the Debt Financing Commitment or terms that could reasonably be expected to prevent, delay or impede the Closing or the funding of the Debt Financing and (y) if such commitments are reduced, the Equity Financing Commitment is increased by an amount corresponding to such reduction.

(c) Parent shall use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments, including using commercially reasonable best efforts to (i) maintain in effect the Debt Financing Commitments pursuant to their terms, (ii) satisfy, perform and observe on a timely basis all conditions and, in all material respects, all covenants applicable to Parent or Merger Sub in the Debt Financing Commitments and otherwise comply in all material respects with its obligations thereunder, (iii) negotiate in good faith and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including any flex provisions) contemplated by the Debt Financing Commitments, (iv) upon satisfaction of the conditions contained in the Financing Commitments, consummate the Financing at or prior to Closing, and (v) refrain from using any proceeds of the Debt Financing as a dividend to Parent’s stockholders, if necessary. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (which in no event shall be more than two (2) Business Days from their knowledge thereof): (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to any Financing Commitment or definitive document related to the Financing;

and (B) of the receipt of any written notice or other written communication from any member of the Financing Group with respect to any material breach or default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall require, and in no event shall the commercially reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent, Merger Sub or any of their Affiliates to (i) pay any fees or other amounts related to the Debt Financing in excess of those contemplated by the Debt Financing Commitments (and related fee letters) or (ii) threaten, commence or pursue litigation, arbitration or other adversarial proceedings against any Debt Financing Source or Affiliate of any of same. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that it derives no contractual rights, whether as a third party beneficiary or otherwise, under the Debt Financing Commitments or any debt financing document related to the Debt Financing and shall not be entitled to enforce any such Debt Financing Commitments or documents against any agent, arranger, bookrunner, lender, letter of credit issuer or other financing party that is a party to any such Debt Financing Commitments or document (including PNC Bank, National Association, GSO Capital Partners LP and their respective Affiliates) (collectively, the “Financing Group”).

(d) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated (including flex provisions) in the Debt Financing Commitment, Parent shall use its commercially reasonable best efforts to promptly arrange and obtain any such portion from alternative sources (the “Alternative Financing”) on terms not materially less favorable to Parent than those in the Financing Commitments (taking into account flex provisions) (as determined in the sole discretion of Parent). Parent shall promptly provide a true, correct and complete copy of each Alternative Financing commitment (together with a copy of any related fee letter with only the fee amount redacted) to the Company.

(e) Prior to the Closing, at Parent’s sole expense, the Company shall use commercially reasonable best efforts to provide Parent and Merger Sub with such cooperation in connection with the financing of the Merger (including the Debt Financing contemplated by the Debt Financing Commitments) as may be reasonably requested by Parent; provided, that (i) no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action that is not contingent upon the Closing (including the entry into of any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (ii) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (iii) none of the Company or any of its Subsidiaries shall be required to issue any offering or information document and (iv) none of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 4.13(e) that would subject it to actual or potential liability for which it would not be indemnified hereunder or to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Subject in all cases to the proviso in the immediately preceding sentence, such cooperation shall include the following: (A) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company and its Subsidiaries), presentations, road shows, due diligence sessions, and drafting sessions; (B) assisting Parent and Merger Sub with the preparation of customary offering memoranda, bank information memoranda, and similar documents relating to the Debt Financing; (C) delivery to Parent, Merger Sub and their Financing Sources of all information with respect to the business, operations, financial condition, projections and prospects of the Company and its Subsidiaries as may be reasonably requested by Parent (including in connection with Parent’s preparation of pro forma financial statements); (D) participation by senior management of the Company in the negotiation of, and the execution and delivery of, the definitive agreements contemplated by the Debt Financing Commitments; (E) providing and executing documents as may be reasonably requested by Parent, including a certificate of the Chief Financial Officer of the Company with respect to solvency matters; (F) executing and delivering customary pledge and security documents, affidavits of title, estoppels and ground lease estoppels and consents, and otherwise facilitating the pledge of collateral; (G) cooperating with marketing efforts of Parent, Merger Sub and their Financing Sources for all or any portion of the Debt Financing; (H) using commercially reasonable efforts to obtain accountant’s comfort letters and legal opinions from the Company’s current outside legal counsel (it being understood that the main enforceability legal opinion relating to the Debt Financing will be rendered by counsel to Parent) reasonably requested by Parent; and (I) using commercially reasonable best efforts to arrange for customary payoff letters, Lien terminations and instruments of discharge in connection with the repayment of outstanding Indebtedness of the Company and its Subsidiaries, as contemplated by the Financing Commitments. All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Sub or any of their respective Representatives pursuant to this Section 4.13(e) shall be kept confidential in accordance with the Confidentiality Agreement; provided, that the Company agrees that Parent and Merger Sub may share non-public or otherwise confidential information with the Financing Sources in connection with the marketing of the Debt Financing, and each such Financing Source shall be deemed a “Representative” (as defined in the Confidentiality Agreement) thereunder and the Affiliate of Parent that is a counterparty to the Confidentiality Agreement shall be responsible for any breach of the Confidentiality Agreement by such Financing Source or its officers, directors, employees or other representatives with whom the confidential information is shared. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation contemplated by this Section 4.13(e). Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 4.13(e)) and any information utilized in connection therewith (other than historical information relating to the Company or any of its Subsidiaries approved by the Company in writing specifically for use in the Debt Financing offering documents). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective Intellectual Property rights or imply that the Company or any of its Subsidiaries have prepared, endorsed or approved any such materials. Notwithstanding anything to the contrary, the condition set forth in Section 5.2(b), as it applies to the Company’s obligations under this Section 4.13(e), shall be deemed satisfied unless the Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s or its Subsidiaries’ knowing and material breach of their obligations under this Section 4.13(e).

(f) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. In addition, each of Parent and Merger Sub acknowledges and agrees that any dividend payments by the Parent or any of its Affiliates as described in the Debt Financing Commitments are not a condition to Closing.

(g) For purposes of this Section 4.13, unless the context otherwise requires, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be replaced, amended and/or modified by this Section 4.13, references to “Equity Financing”

shall include the equity financing contemplated by the Equity Financing Commitment as permitted to be amended and/or modified by this Section 4.13, references to “Debt Financing” shall include the debt financing contemplated by the Debt Financing Commitments as permitted to be replaced, amended and/or modified by this Section 4.13 and references to “Equity Financing Commitment” or “Debt Financing Commitments” shall include such documents as permitted to be replaced, amended and/or modified by this Section 4.13.

4.14 Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably informed with respect to the status thereof; provided, however, that the obligation of the Company to notify Parent of any demands for appraisal pursuant to Section 262 of the DGCL is solely set forth in Section 2.9(f). The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such litigation, and, at Parent’s sole discretion and expense, participate in the defense or settlement of any such litigation; provided, however, that the right of Parent to participate in the defense or settlement of any demands for appraisal pursuant to Section 262 of the DGCL is solely set forth in Section 2.9(f). The Company shall not settle, compromise, discharge or agree to settle, compromise or discharge any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

4.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

4.16 Notification of Certain Matters. At all times during the period commencing on the date hereof and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, (a) upon becoming aware that any representation or warranty made by it (or, in the case of Parent, Merger Sub) has become untrue or inaccurate in any material respect such that the condition set forth in Section 5.2(a) (with respect to representations and warranties made by the Company) or Section 5.3(a) (with respect to representations and warranties made by Parent or Merger Sub) would not be satisfied, in each case, at any time from and after the date of this Agreement until the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms or (b) of any failure by it (or, in the case of Parent, Merger Sub) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it (or, in the case of Parent, Merger Sub) under this Agreement such that the condition set forth in Section 5.2(b) (with respect to covenant, condition or agreement of the Company) or Section 5.3(b) (with respect to covenant, condition or agreement of Parent or Merger Sub) would not be satisfied; provided, however, that the unintentional failure to give notice upon becoming aware that any representation or warranty has become untrue or inaccurate under this Section 4.16 shall not be deemed a covenant breach, but instead shall constitute only a breach of the underlying representation or warranty. Notwithstanding the above, the delivery of any notice pursuant to this Section 4.16 will not affect or be deemed to modify any representation or warranty set forth in this Agreement or limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger. All information obtained by Parent pursuant to this Section 4.16 shall be governed by the terms of the Confidentiality Agreement.

4.17 Confidentiality. The Company, Parent and Merger Sub hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of October 20, 2013 (as the same may have been amended or supplemented, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Parent and Merger Sub may share non-public or otherwise confidential information regarding the Company and its Subsidiaries with the Financing Sources in connection with the marketing of the Debt Financing and each such Financing Source shall be deemed a “Representative” (as defined in the Confidentiality Agreement) thereunder and the Affiliate of Parent that is a counterparty to the Confidentiality Agreement shall be responsible for any breach of the Confidentiality Agreement by any such Financing Source or its officers, directors, employees or other representatives with whom the confidential information is shared.

4.18 Forum Selection Bylaw. In connection with the approval of this Agreement by the Board of Directors of the Company, or as soon thereafter as practicable after the date of this Agreement, the Board of Directors of the Company shall adopt a forum selection bylaw substantially in the form set forth below:

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law, or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to (i) the provisions of this Section and (ii) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Section. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Article V

CONDITIONS

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Common Shares constituting the Company Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Regulatory Consents. (i) The waiting period (and extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) all required approvals and clearances applicable to the Merger under applicable Antitrust Law shall have been obtained and any applicable waiting period (or extension thereof) thereunder shall have expired or been earlier terminated.

(c) Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (collectively, an “Order”).

5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company (i) set forth in Section 3.1(b) (Capitalization) shall be true and correct in all respects, except for such inaccuracies as are de minimis relative to each such representation and warranty, at and as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date); provided that for purposes of this clause (i), de minimis shall not include anything that results in losses, damages or payments in excess of $100,000, (ii) set forth in Section 3.1(c)(i) (Corporate Authority), Section 3.1(l) (Section 203 of the DGCL), and Section 3.1(y) (Brokers) shall be true and correct in all material respects at and as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in Section 3.1 (other than the sections of Section 3.1 referred to in clauses (i) and (ii)), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct at and as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed on behalf of the Company by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 5.2(a), (b) and (c).

5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any materiality qualifications therein, shall be true and correct at and as of the Effective Time as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed on behalf of Parent by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 5.3(a) and (b).

Article VI

TERMINATION

6.1 Termination by Mutual Consent. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1, by mutual written agreement of the Company and Parent.

6.2 Termination by Either the Company or Parent. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time by either the Company or Parent, with written notice from the terminating party to the other party, if:

(a) the Merger shall not have been consummated by July 8, 2014, whether such date is before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1 (such date, the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to any party hereto whose actions or omissions have been the primary cause of, or the primary factor that resulted in, either the failure to satisfy the conditions to the obligations of the terminating party set forth in Article V to consummate the Merger prior to the End Date or the failure of the Effective Time to have occurred prior to the End Date;

(b) the Stockholders Meeting shall have been held and completed and the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1(a) shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and non-appealable, whether such Order becomes final and non-appealable before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1(a); provided, that (i) the right to terminate this Agreement pursuant to this Section 6.2(c) shall not be available to any party hereto whose actions or omissions have been the primary cause of, or the primary factor that resulted in, such Order being issued and (ii) such Order shall have caused the failure of any condition set forth in Article V to be satisfied and the party entitled to rely on any such condition shall not elect to waive such condition.

6.3 Termination by the Company. This Agreement may be terminated, and the Merger may be abandoned, by the Company, with written notice to Parent:

(a) at any time prior to the time that the Company Requisite Vote is obtained, if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, other than Section 4.2, in all material respects and complying with Section 4.2 in all respects other than de minimis non-compliance, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (iii) the Company, immediately prior to or substantially concurrently with such termination, pays to Parent or its designees in immediately available funds any payments required to be paid by it pursuant to Section 6.5;

(b) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1(a), if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 5.3(a) or Section 5.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) the date that is three (3) Business Days prior to the End Date; provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.1, Section 5.2(a) or Section 5.2(b) not to be satisfied;

(c) at any time prior to the time that the Company Requisite Vote is obtained, if (i) the Board of Directors of the Company shall have effected a Change of Recommendation in response to, or as a result of, an Intervening Event, subject to complying with the terms of this Agreement, other than Section 4.2, in all material respects and complying with Section 4.2 in all respects other than de minimis non-compliance and (ii) the Company, immediately prior to or substantially concurrently with such termination, pays to Parent or its designees in immediately available funds any payments required to be paid by it pursuant to Section 6.5; provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.1, Section 5.2(a) or Section 5.2(b) not to be satisfied; or

(d) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 5.1(a), if (i) the End Date has not occurred, (ii) all of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, (iii) the Company has in good faith indicated in writing that it is ready, willing and able to consummate the Merger and (iv) Parent and Merger Sub fail to close the transactions contemplated herein, including the Merger, within three (3) Business Days after the date the Closing should have occurred pursuant to Section 2.2.

6.4 Termination by Parent. This Agreement may be terminated, and the Merger may be abandoned by Parent, with written notice to the Company:

(a) at any time prior to the time that the Company Requisite Vote is obtained, (i) the Board of Directors of the Company shall have effected a Change of Recommendation, (ii) the Company or the Board of Directors of the Company (or any committee thereof) shall (x) publicly approve, adopt or recommend any Acquisition Proposal or (y) approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Acquisition Proposal, (iii) the Company shall have breached, in any material respect, any of its obligations under Section 4.2, (iv) the Company shall have failed to include the Company Recommendation in the Proxy Statement distributed to stockholders, (v) the Company or the Board of Directors of the Company (or any committee thereof) shall formally authorize or publicly propose any of the foregoing in clauses (i) through (v), or (vi) in the event a tender or exchange offer for Common Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 under the Exchange Act recommending that the holders of Common Shares reject such Acquisition Proposal and not tender any Common Shares into such tender or exchange offer;

(b) at any time prior to the Effective Time, there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the date that is three (3) Business Days prior to the End Date; provided, however, that Parent and Merger Sub are not then in breach of this Agreement so as to cause any of the conditions set forth in Section 5.1, Section 5.3(a) or Section 5.3(b) not to be satisfied; or

(c) if, since the date of this Agreement, there shall have been a Company Material Adverse Effect that cannot reasonably be expected to be cured by the End Date.

6.5 Effect of Termination.

(a) In the event of the termination of this Agreement, and the abandonment of the Merger, pursuant to this Article VI, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) the agreements of the Company, Parent and Merger Sub contained in Article I, Section 4.7 (Public Announcements), Section 4.10 (Expenses), Section 4.13(e) (Financing) (solely with respect to the indemnification and expense reimbursement provisions therein), Section 4.16 (Confidentiality), this Section 6.5, Article VII (Miscellaneous and General), the Confidentiality Agreement and the Limited Guaranty shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Limited Guaranty, subject to the terms thereof) and (ii) the termination of this Agreement will not relieve any party hereto from liability for fraud in connection with this Agreement.

(b) In the event that:

(i) (A) this Agreement is terminated (1) pursuant to Section 6.2(a) (End Date) before obtaining the Company Requisite Vote or (2) pursuant to Section 6.2(b) (No Stockholder Approval), (B) after the date of this Agreement, but prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced to the holders of Common Shares and (C) within twelve (12) months after such termination either (1) an Acquisition Transaction is consummated, (2) the Board of Directors of the Company recommends that the stockholders approve or adopt any Acquisition Transaction or (3) the Company shall have entered into a definitive agreement with respect to an Acquisition Transaction (provided, that for purposes of this clause (C), the references to twenty percent (20%) and eighty percent (80%) in the definition of “Acquisition Transaction” shall be deemed to be references to fifty percent (50%)), then the Company shall promptly, but in no event later than three (3) Business Days after the date on which any of the items set forth in clauses (1), (2) or (3) occur, pay Parent an amount equal to $4,000,000 (the “Termination Fee”) by wire transfer of immediately available funds;

(ii) this Agreement is terminated by Parent pursuant to (A) Section 6.4(a) (Change of Recommendation) or (B) pursuant to Section 6.4(b) (Company Breach), then the Company shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay Parent the Termination Fee by wire transfer of immediately available funds; provided that if the Change of Recommendation is in connection with an Acquisition Proposal from an Excluded Party that results in the entry into of an Alternative Acquisition Agreement with such Excluded Party prior to the Excluded Party End Date, the “Termination Fee” shall be an amount equal to $2,500,000;

(iii) this Agreement is terminated by the Company pursuant to Section 6.3(a) (Alternative Acquisition Agreement) or Section 6.3(c) (Intervening Event), then the Company shall, immediately prior to or substantially concurrently with such termination, pay Parent the Termination Fee by wire transfer of immediately available funds; provided that if this Agreement is terminated by the Company pursuant to Section 6.3(a) in connection with the entry into of an Alternative Acquisition Agreement with an Excluded Party prior to the Excluded Party End Date, the “Termination Fee” shall be an amount equal to $2,500,000; or

(iv) this Agreement is terminated pursuant to Section 6.2(b) (No Stockholder Approval) then the Company shall, upon demand of Parent accompanied by copies of all appropriate invoices, promptly, but in no event later than three (3) Business Days after the date of such demand, reimburse Parent for the reasonable out-of-pocket costs and expenses incurred by or on behalf of Parent and/or Merger Sub in connection with the transactions contemplated by this Agreement, up to a maximum amount equal to $1,250,000 (the “Expense Reimbursement”). Any payment by the Company of such Expense Reimbursement shall be offset against, and shall reduce on a dollar-for-dollar basis, any applicable Termination Fee, if any, that may become due and payable by the Company pursuant to this Section 6.5.

For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under multiple provisions of this Agreement at the same time or at different times or upon the occurrence of different events.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 6.3(b) (Parent Breach), or Section 6.3(d) (Parent Closing Failure), then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to the Company an amount equal to $8,500,000 (the “Parent Fee”), by wire transfer of immediately available funds. For the avoidance of doubt in no event shall Parent be required to pay the Parent Fee on more than one occasion, whether or not the Parent Fee may be payable under multiple provisions of this Agreement at the same time or at different times or upon the occurrence of different events.

(d) The parties acknowledge that the agreements contained in this Section 6.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amounts due pursuant to Section 6.5(b) or Parent fails to promptly pay the amount due pursuant to Section 6.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for any amounts set forth in Section 6.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 6.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, (i) its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit and (ii) interest on the amount payable pursuant to such judgment, at the prime rate as published in the Wall Street Journal in effect on the date such payment was originally required to be made pursuant to Section 6.5(b) or Section 6.5(c), as the case may be plus three percent (3%), with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 6.5(b) or Section 6.5(c), as the case may be, through the date of payment.

(e) Subject to Parent’s right to specific performance of this Agreement pursuant to Section 7.8, in the event Parent receives the Termination Fee and any applicable Expense Reimbursement (and reimbursement owed pursuant to Section 6.5(d)), Parent’s receipt of such amounts shall be deemed to be liquidated damages and be the sole and exclusive remedies of Parent, Merger Sub and their respective Affiliates and Representatives against the Company and any of its Affiliates and Representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, and upon payment of any such amounts, none of the Company or any of its Affiliates or Representatives shall have any other liability or obligation for any or all losses or damages suffered or incurred by Parent, Merger Sub or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination of this Agreement, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates or Representatives arising out of this Agreement (and termination thereof), any of the transactions contemplated hereby (and abandonment thereof), or any matters forming the basis for the termination of this Agreement.

(f) Subject to the Company’s right to specific performance of this Agreement pursuant to Section 7.8, in the event that the Company receives the Parent Fee, the Company’s receipt of such amount shall be deemed to be liquidated damages and the sole and exclusive remedy of the Company, its Subsidiaries, its stockholders and any of their Affiliates or Representatives against Parent, Merger Sub, any of their Affiliates and Representatives, the Equity Provider, the Guarantors and the lenders under the Debt Financing Commitments for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, and upon payment of any such amounts none of Parent, Merger Sub, any of their Affiliates or Representatives, the Equity Provider, the Guarantors or the lenders under the Debt Financing Commitments shall have any other liability or obligation for any or all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination of this Agreement, and none of the Company, its Subsidiaries, its stockholders and any of their Affiliates or Representatives or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Parent, Merger Sub or any of their Affiliates or Representatives, the Equity Provider, the Guarantors or the lenders under the Debt Financing Commitments arising out of this Agreement (and the termination thereof), the Debt Financing Commitments, the Equity Financing Commitment, the Limited Guaranty or any of the transactions contemplated hereby or thereby (and the abandonment thereof), or any matters forming the basis for the termination of this Agreement.

(g) The Company (on behalf of itself and any of its Affiliates, its stockholders, directors, officers, employees, managers, members or agents of any of the foregoing) hereby waives any rights or claims against any lender under the Debt Financing Commitments in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or in respect of any other document or any of the transactions contemplated hereby or thereby or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Company agrees not to directly or indirectly commence any action or proceeding against any lender under the Debt Financing Commitments in connection with this Agreement, the Debt Financing Commitments, the Debt Financing or in respect of any other document or any of the transactions contemplated hereby or thereby or theory of law or equity. Nothing in this Section 6.5(g) shall limit, impair or otherwise modify (i) the rights of any of the parties to the Debt Financing Commitments (including Parent, Merger Sub or their respective Affiliates party to the Debt Financing Commitments) enumerated in the Debt Financing Commitments in accordance with the express terms and conditions thereof, (ii) any liability or obligation of any of the Financing Sources, and/or any of the rights of Parent, Merger Sub or their respective Affiliates, under any of the definitive documentation with respect to the Debt Financing or (iii) the obligations of Parent and Merger Sub with respect to the Debt Financing.

6.6 Damages Limitation. Notwithstanding anything herein to the contrary, if Parent and Merger Sub fail to effect the Closing for any or no reason or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then the Company’s, and each of its Affiliates’ and Representatives’ sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub and any of their Affiliates and Representatives for any breach, loss or damage shall be (i) to terminate this Agreement as provided in Section 6.3(b) and pursue any claims that the Company has for damages as a result of any such breach; provided that in no event shall Parent, Merger Sub or any of their Affiliates or Representatives be liable in the aggregate for any amounts in excess of the Parent Fee, (ii) to terminate this Agreement as provided in Section 6.3(b) or Section 6.3(d) and receive the Parent Fee, or (iii) pursue its remedies under Section 7.8; provided that, for the avoidance of doubt, the Company shall be permitted and entitled to seek the remedies set forth in clauses (i) or (ii) and (iii) simultaneously; provided, however, that under no circumstance shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Equity Financing to be funded and the Merger to be consummated that results in the Closing and (2) payment of the Parent Fee. Upon receipt by the Company of all the payments or fulfillment of the remedies referred to in clause (i), (ii) or (iii) above, as applicable, no Person shall have any rights or claims against Parent, Merger Sub or any of their Affiliates or Representatives under this Agreement, the Limited Guaranty, the Equity Commitment, the Debt Commitment or otherwise, whether at law or equity, in contract in tort or otherwise, and neither Parent, Merger Sub or any of their Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby and the Company agrees to cause any action pending in connection with this Agreement or any of the transactions contemplated hereby (including any action related to the Limited Guaranty, the Debt Financing, the Equity Financing, the Debt Commitment, the Equity Commitment, or otherwise) by the Company or any of its Affiliates or Representatives against Parent, Merger Sub or any of their Affiliates or Representatives to be dismissed with prejudice promptly, and in any event within five (5) Business Days thereafter. For the avoidance of doubt, under no circumstances will the Company be entitled to amounts in excess of the amount of the Parent Fee.

Article VII

MISCELLANEOUS AND GENERAL

7.1 Survival. None of the representations, warranties, covenants or agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that those covenants and agreements contained in this Agreement that by their terms apply, or are to be performed in whole or in part, following the Effective Time shall survive the Effective Time until fully performed.

7.2 Amendment. Except as otherwise expressly provided in this Agreement, this Agreement may be amended by the parties hereto at any time by execution of a written instrument by each of the Company, Parent and Merger Sub; provided, however, that in the event that this Agreement has been duly adopted by the holders of Common Shares, no amendment shall be made to this Agreement that requires the approval of the holders of Common Shares under applicable Law without such approval.

7.3 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of another party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any instrument delivered pursuant hereto or

(c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any delay in exercising any right, power or privilege under this Agreement shall not constitute a waiver of such right, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. For purposes of this Agreement, a facsimile or portable document format (pdf) signature will be considered an original signature.

7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

7.6 Consent to Jurisdiction. Each of the parties hereto (i) irrevocably and unconditionally consents and submits itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, County of New Castle, or, only if that court does not have subject matter jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined only in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court and (v) waives any objection that it may now or hereafter have to the venue of any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any such court or that such action or proceeding was brought in an inconvenient forum, and agrees not to plead or claim the same. Each party hereto irrevocably agrees that any party hereto may make service on another party hereto by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.9; provided, that nothing in this Section 7.6 shall affect the right of any Person to serve legal process in any other manner permitted by Law.

7.7 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY ACTION OR PROCEEDING AGAINST AN EQUITY FINANCING PROVIDER) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION OR PROCEEDING (WHETHER BASED ON TORT, CONTRACT OR OTHERWISE). EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

7.8 Remedies; Specific Performance.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that (i) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, (ii) money damages or other legal remedies would not be an adequate remedy for any such damage and (iii) the provisions in Section 6.5 and Section 6.6 shall not diminish or otherwise impair in any respect any party’s right to specific performance as set forth in this Section 7.8 and (iv) the right of specific performance as set forth in this Section 7.8 is an integral part of the Merger and the other transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 4.13 by Parent or Merger Sub. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief sought in accordance with this Section 7.8 on the basis that (i) the party seeking such remedy has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(c) Notwithstanding Section 7.8(b), it is explicitly agreed that the Company shall be entitled to specific enforcement of Merger Sub’s obligations to cause the Equity Financing to be funded to effect the Merger on the terms and subject to the conditions of this Agreement only in the event that (i) all conditions set forth in Section 5.1 and Section 5.2 have been satisfied (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 4.13, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.2 and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it under this Agreement to cause the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing or any Alternative Financing pursuant to the commitments with respect thereto has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). The Company shall be permitted and entitled to seek both a grant of specific performance and payment of the Parent Fee; provided that under no circumstance shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Equity Financing to be funded and the Merger to be consummated that results in the Closing and (2) payment of the Parent Fee.

(d) Parent and Merger Sub shall be permitted and entitled to seek both a grant of specific performance and payment of the Termination Fee or any applicable Expense Reimbursement; provided that under no circumstance shall Parent and Merger Sub be permitted or entitled to receive both (1) a grant of specific performance to cause the Merger to be consummated that results in the Closing and (2) payment of the Termination Fee and any applicable Expense Reimbursement.

7.9 Notices. Any notices and other communications hereunder shall be deemed to have been duly delivered and received (a) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand or (d) immediately upon facsimile transmission (with a written or electronic confirmation of delivery) if sent during normal business hours of the recipient, or, if not sent during normal business hours of the recipient, then on the next Business Day, in each case to the intended recipient as set forth below:

If to Parent or Merger Sub, to it at:

c/o Insight Equity Management Company LLC

1400 Civic Place, Suite 250

Southlake, Texas 76092

Attention:	Jack F. Waterstreet
Robert J. Conner, Esq.
Facsimile No.:	(817) 488-7739

with a copy to:

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Attention:	Gregory J. Schmitt, Esq.
Richard L. Warren, Esq.
Facsimile No.:	(214) 740-7166

If to the Company, to it at:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

Attention:	Clifford D. Nastas
Facsimile No.:	847-439-0737

with a copy to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661-3693

Attention:	Lawrence D. Levin, Esq.
Matthew S. Brown, Esq.
Facsimile No.:	(312) 577-8641
(312) 902-1061

Any party to this Agreement may give any notice or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly delivered and received unless and until it is actually received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner set forth in this Section 7.9.

7.10 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Voting Agreement, the Financing Commitments and the Limited Guaranty constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements, understandings, representations and warranties by or among the parties hereto, or any of them, whether written or oral, with respect to the subject matter hereof.

7.11 No Third Party Beneficiaries.

(a) Except as provided (i) in Section 4.11 (with respect to which the Indemnified Parties, each of the other persons who are beneficiaries under the Current D&O Insurance Policies and their respective heirs and legal representatives shall be third party beneficiaries, but only following the Effective Time), (ii) the third to last sentence of Section 4.13(e) (with respect to which the Representatives described in such sentence shall be third party beneficiaries), (iii) Section 6.5(e) (with respect to which the Affiliates and Representatives of the Company shall be third party beneficiaries), (iv) Section 6.5(f) (with respect to which the Affiliates and Representatives of Parent and Merger Sub, including the Financing Sources, shall be third party beneficiaries), and (v) Section 6.5(g) and Section 7.7 (with respect to which the Financing Sources shall be third party beneficiaries), this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

(b) The Company acknowledges and agrees that it has no right of recovery against Parent, Merger Sub or any of their Affiliates or Representatives, whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of Parent or Merger Sub against any of their Affiliates or Representatives, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights (i) against Parent and Merger Sub under, and solely in accordance with the terms of, this Agreement, (ii) against the Guarantors under, and solely in accordance with the terms of, the Limited Guaranty, (iii) against Insight Equity under, and solely in accordance with the terms of, the Equity Financing Commitment, (iv) against New Star under, and solely in accordance with the terms of, the Equity Financing Commitment, and (v) under, and solely in accordance with the terms of, the Confidentiality Agreement. The Company hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Equity Financing Commitment or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against Parent, Merger Sub or any of their Affiliates or Representatives, except for (1) claims against Parent and/or Merger Sub under, and solely in accordance with the terms of, this Agreement, (2) claims against the Guarantors under, and solely in accordance with the terms of, the Limited Guaranty, (3) claims against Insight Equity under, and solely in accordance with the terms of, the Equity Financing Commitment, (4) claims against the New Star under, and solely in accordance with the terms of, the Equity Commitment, or (5) claims by the Company for breach of the Confidentiality Agreement.

(c) Each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against the Company, its Subsidiaries or any of their Affiliates or Representatives, whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of the Company or its Subsidiaries against any of their Affiliates or Representatives, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights (i) against the Company under, and solely in accordance with the terms of, this Agreement, (ii) against a counterparty to a Voting Agreement under the terms of such Voting Agreement and (iii) under, and solely in accordance with the terms of, the Confidentiality Agreement. Each of Parent and Merger Sub hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, this Agreement, or the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against the Company or any of its Affiliates or Representatives, except for (1) claims against the Company under, and solely in accordance with the terms of, this Agreement, (2) against a counterparty to a Voting Agreement under, and solely in accordance with the terms of, such Voting Agreement, or (3) claims by the Parent or its Affiliate for breach of the Confidentiality Agreement.

7.12 Obligations of the Company and the Surviving Corporation. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.13 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, that (a) Parent and Merger Sub may assign or transfer their respective rights under this Agreement to any Affiliate without the prior written consent of the Company provided that the Equity Financing Commitment, Debt Financing Commitments and the Limited Guaranty remain in full force and effect and (b) after the Effective Time, each of Parent and Merger Sub may assign its rights and obligations hereunder to the Debt Financing Sources, pursuant to the terms thereof, to the extent necessary for the purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing; provided, further, that no such assignment shall release any assigning party from its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

ZINK ACQUISITION HOLDINGS INC.

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Managing Director

ZINK ACQUISITION MERGER SUB INC.

By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Managing Director

MATERIAL SCIENCES CORPORATION

By:	/s/ Clifford D. Nastas
	Name:	Clifford D. Nastas
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]